Filed pursuant to Rule 424(b)(5)
Registration No. 333-129131

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities nor do they seek an offer to buy these securities in any place where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Supplement Dated April 16, 2008
PROSPECTUS SUPPLEMENT
(To prospectus dated October 27, 2005)
4,500,000 Shares

American Campus Communities, Inc.
Common Stock

     We are selling 4,500,000 shares of our common stock, par value $0.01 per share.
     Our common stock is listed on the New York Stock Exchange under the symbol “ACC.” On April 16, 2008, the last reported sale price of our common stock as reported on the New York Stock Exchange was $28.25 per share.
     Investing in our common stock involves risks. See the “Risk Factors” section beginning on page S-12 of this prospectus supplement and page 1 of the accompanying prospectus and the “Risk Factors” incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2007.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to ACC	$	$

(1)	Excludes a structuring fee equal to 0. % of the gross proceeds of this offering payable to KeyBanc Capital Markets Inc.
     The underwriters may also purchase up to 675,000 additional shares of our common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover any overallotments.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     We expect that the shares of common stock offered hereby will be ready for delivery in New York, New York on or about April  , 2008.

Joint Book-Running Managers

Merrill Lynch & Co.	KeyBanc Capital Markets

Deutsche Bank Securities
     JPMorgan

The date of this prospectus supplement is April   , 2008.

Prospectus Supplement

Where You Can Find More Information	ii
Summary	S-1
Risk Factors	S-12
Use of Proceeds	S-15
Federal Income Tax Consequences	S-15
Underwriting	S-17
Legal Matters	S-20
Experts	S-20

Prospectus

Risk Factors	1
Where You Can Find More Information	14
The Company	15
Cautionary Statement Concerning Forward-Looking Statements	15
Use of Proceeds	17
Description of Capital Stock	17
Description of Warrants	21
Description of Debt Securities	21
Plan of Distribution	27
Ratio of Earnings to Fixed Charges	28
Federal Income Tax Considerations and Consequences of Your Investment	29
Legal Matters	47
Experts	47
     You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus required to be filed with the SEC. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any such free writing prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
 i

WHERE YOU CAN FIND MORE INFORMATION
     We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. In addition, you may read and copy our SEC filings at the office of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Our website address is www.studenthousing.com or www.americancampuscommunities.com. However, information on our website will not be considered a part of this prospectus supplement or the accompanying prospectus.
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and the information we file later with the SEC prior to the completion of this offering will automatically update and supersede this information.
     We incorporate by reference the documents listed below and any future filings made with the SEC (File No. 1-12110) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:
•	Annual Report on Form 10-K for the year ended December 31, 2007;

•	Current Reports on Form 8-K filed on February 12, 2008 (only as to Item 8.01), February 14, 2008, February 27, 2008 (only as to Item 8.01) and March 11, 2008; and

•	the description of our common stock contained in the Registration Statement on Form 8-A filed with the SEC on August 4, 2004.
     You may request a copy of these filings at no cost by writing or telephoning Investor Relations at the following address and telephone number:
American Campus Communities, Inc.
805 Las Cimas Parkway, Suite 400
Austin, Texas 78746
(512) 732-1000
 ii

SUMMARY
     This summary is not complete and may not contain all of the information that may be important to you in deciding whether to invest in our common stock. To understand this offering fully, you should carefully read this entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the overallotment option granted to the underwriters is not exercised.
     All references to “we,” “our,” “us,” and “ACC” in this prospectus supplement and the accompanying prospectus mean American Campus Communities, Inc. and its consolidated subsidiaries, except where it is made clear that the term means only the parent company.
The Company
     American Campus Communities, Inc., or ACC, is a fully integrated, self-managed and self-administered equity real estate investment trust, or REIT. Through our controlling interest in American Campus Communities Operating Partnership LP, or our Operating Partnership, we are one of the largest owners, managers and developers of high quality student housing properties in the United States in terms of beds owned and under management with expertise in the acquisition, design, financing, development, construction management, leasing and management of student housing properties. As of December 31, 2007, our property portfolio contained 44 student housing properties with approximately 28,600 beds and approximately 9,500 apartment units, consisting of 38 owned off-campus properties that are in close proximity to colleges and universities, two American Campus Equity (ACE™) on-campus properties currently under development that will be owned and operated under long-term ground/facility leases with a related university system and four on-campus participating properties operated under ground/facility leases with the related university systems. These communities contain modern housing units, offer resort-style amenities and are supported by a resident assistant system and other student-oriented programming.
     We also provide construction management and development services primarily for student housing properties owned by colleges and universities, charitable foundations and others. As of December 31, 2007, we provided third-party management and leasing services for 19 properties (seven of which we served as the third-party developer and construction manager) that represented approximately 15,200 beds in approximately 6,000 units. Third-party management and leasing services are typically provided pursuant to multi-year management contracts that have initial terms that range from one to five years. As of December 31, 2007, our total owned and managed portfolio included 63 properties with approximately 43,800 beds in approximately 15,500 units.
     Our executive offices are located at 805 Las Cimas Parkway, Suite 400, Austin, Texas 78746, and our telephone number is (512) 732-1000.
Recent Developments
Pending Merger with GMH Communities Trust
     We have entered into an Agreement and Plan of Merger, dated as of February 11, 2008, with GMH Communities Trust, or GMH, GMH Communities, Inc., a wholly owned subsidiary of GMH, or the Delaware company, GMH Communities, LP, or the GMH operating partnership, our Operating Partnership, American Campus Acquisition LLC, a wholly owned subsidiary of our Operating Partnership, or REIT merger sub, and American Campus Acquisition Limited Partnership LP, a wholly owned subsidiary of our Operating Partnership, or partnership merger sub, to acquire the student housing business of GMH for approximately $1.4 billion, including outstanding debt totaling approximately $963 million. Pursuant to the merger agreement, REIT merger sub will be merged with and into GMH. We refer to this merger as the REIT merger. Following the REIT merger, GMH will be merged with and into the Delaware company and the partnership merger sub will be merged with and into the GMH operating partnership. Each common share of GMH and each unit in the GMH operating partnership will be entitled to receive at the closing of the mergers (i) 0.07642 of a share of our common stock and (ii) $3.36 in cash, except, subject to certain conditions, in lieu of the receipt of shares, the holders of units in the GMH operating partnership may elect to receive 0.07642 of a unit in our Operating Partnership.

     After the completion of the mergers and the disposition of 10 student housing properties currently owned by GMH, based on current property ownership, we will own 85 student housing communities containing approximately 52,200 beds, have a joint venture interest in 23 properties containing approximately 13,200 beds (including eight properties held by GMH in existing joint ventures), and provide third-party management of approximately 26,600 beds. Combined, we will manage 144 properties consisting of approximately 91,400 beds.
     Concurrently with entering into the merger agreement, GMH and the GMH operating partnership entered into a securities purchase agreement with Balfour Beatty, Inc. (a U.S. subsidiary of Balfour Beatty plc), or Balfour Beatty, for the sale of GMH’s military housing division. The closing of the military housing sale is a condition precedent to the mergers and is currently expected to close in the second quarter of 2008. The securities purchase agreement provides that the parties will close no earlier than April 30, 2008.
     We and GMH have made customary representations, warranties and covenants in the merger agreement, including, among others, GMH’s covenant not to, nor to permit any subsidiary of GMH to, solicit alternative transactions or, subject to certain limited exceptions, participate in discussions relating to an alternative transaction or furnish non-public information relating to an alternative transaction.
     The merger agreement provides that either we or GMH may terminate the merger agreement if the REIT merger effective time has not occurred by July 31, 2008 (provided that this right will not be available to a party whose failure to fulfill any obligation under the merger agreement materially contributed to the failure of the REIT merger effective time to occur on or before this date). The merger agreement also contains certain termination rights for us and GMH, including, without limitation, the ability of GMH to terminate the merger agreement if it receives a takeover proposal that the GMH board of trustees determines in good faith constitutes a superior proposal, GMH is not in breach of the non-solicitation provisions of the merger agreement in any material respects, and GMH provides us three business days to make any adjustments to the terms and conditions of the merger agreement. In connection with the termination of the merger agreement for such reason and under other specified circumstances, GMH will be required to pay us a termination fee of $16.0 million and to reimburse up to $7.5 million of our out-of-pocket expenses. In addition, under specified circumstances, we may be required to reimburse GMH for its out-of-pocket costs and expenses up to $7.5 million.
     The mergers, which are expected to close during the second quarter of 2008, are subject to certain closing conditions, including, among other things, (a) the sale by GMH of its military housing division, (b) obtaining regulatory approvals, if any, (c) the effectiveness of a registration statement on Form S-4 filed by us with the SEC on April 2, 2008 pursuant to which our shares of common stock will be issued, (d) the approval of the REIT merger by at least two-thirds of all the votes entitled to be cast on the matter by the holders of all outstanding GMH common shares, (e) obtaining certain lender consents, (f) completion of all payments and performance of all other material obligations under GMH’s settlement agreement relating to its class action litigation, (g) the accuracy of the other parties’ representations and warranties and compliance with covenants, subject in each case to materiality standards, and (h) delivery of tax opinions. There can be no assurance these conditions will be satisfied or waived, if permitted, or the occurrence of any effect, event, development or change will not transpire. Therefore, there can be no assurance with respect to the timing of the closing of the mergers or whether the mergers will be completed at all.
Financing of the Mergers
     In connection with the mergers, we have entered into a commitment letter with KeyBank National Association, or KeyBank, for the arrangement of a senior secured term loan of $200.0 million for our Operating Partnership, which may be expanded by up to an additional $100.0 million if one or more lenders agree to assume such increase. The commitment letter is subject to customary conditions for this type of financing, including, but not limited to, (1) the absence of a material adverse change in the business, assets, operations, conditions (financial or otherwise) or prospects of ACC or our Operating Partnership, (2) the negotiation and execution of definitive loan documentation and (3) the absence of defaults under any of our financial obligations.
     Also in connection with the mergers, we and our Operating Partnership have entered into a contribution agreement with Fidelity Real Estate Growth Fund III, L.P., or Fidelity, pursuant to which we and Fidelity will, immediately prior to the effective time of the REIT merger, form a joint venture to acquire 15 student housing properties with an estimated value of approximately $325.9 million, including approximately $210.2 million in assumed debt. We will retain a 10% equity interest in the joint venture and will provide property management services for the properties contributed to the joint venture. We will use the anticipated $105.7 million of proceeds from this transaction to finance a portion of the cash consideration and other merger costs.
     The closing of the joint venture is subject to various conditions, including, among other things, (a) the performance by us, our Operating Partnership and the property-owning subsidiaries of GMH in all material respects of their material obligations under the contribution agreement at or prior to closing, (b) the closing of the mergers immediately after the closing of the joint venture, (c) our representations and warranties contained in the contribution agreement and those of GMH contained in the merger agreement relating to the properties to be contributed to the joint venture being true and correct in all material respects, (d) the conveyance of good and marketable title to the properties to subsidiaries of the joint venture subject to specified exceptions and the title company having issued or being committed to issue title insurance for those properties, (e) the absence of certain material adverse effects on the properties, (f) the delivery of approval of the assumptions of the loans on the properties from the lenders thereunder, (g) the absence of gross negligence, willful misconduct, bad faith and similar acts by us with respect to the joint venture transaction, (h) the continuation of William C. Bayless, Jr. or a specified successor as our chief executive officer and (i) the absence of our bankruptcy.
     There can be no assurance these conditions will be satisfied or waived, if permitted, or the occurrence of any effect, event, development or change will not transpire. Therefore, there can be no assurance with respect to the timing of the closing of the Fidelity transaction or whether this transaction will be completed at all. In addition, if any condition in favor of Fidelity with respect to three or fewer properties is not satisfied as of the closing date, Fidelity may terminate the contribution agreement with respect to such properties and the contribution value will be adjusted. If there are four or more properties with such an unsatisfied condition, Fidelity may terminate the contribution agreement with respect to all of the properties. In the event the joint venture does not close, under certain circumstances, including if the failure to close results from our breach, we may be responsible for paying Fidelity up to $5.0 million, and will be responsible for Fidelity’s out-of-pocket costs and expenses.
Amendment of Existing Credit Facility
     We have received a term sheet from KeyBank to amend the existing senior unsecured revolving credit facility of our Operating Partnership to increase the facility from $115.0 million to $160.0 million, with the ability to expand the facility by up to an additional $65.0 million. The closing of the amendment is subject to customary conditions for this type of financing, including (1) the absence of a material adverse change in the business, assets, operations, conditions (financial or otherwise) or prospects of ACC or our Operating Partnership, (2) the negotiation and execution of definitive loan documentation, and (3) the absence of defaults under any of our financial obligations.

Unaudited Pro Forma Consolidated Financial Statements
     Set forth below is an unaudited pro forma consolidated balance sheet as of December 31, 2007, which has been prepared to reflect the effect of the mergers and the previous sale by GMH of approximately $96 million of assets related to its military housing division, as if such transactions had occurred on December 31, 2007. Also set forth below is an unaudited pro forma consolidated statement of operations for the year ended December 31, 2007, which has been prepared to reflect the effect of the mergers and the previous sale by GMH of approximately $96 million of assets related to its military housing division, as if such transactions had occurred on January 1, 2007.
     The unaudited pro forma consolidated financial statements also give effect to properties we acquired during 2007, our October 2007 offering of 3.5 million shares of our common stock, the reclassification of 10 properties owned by GMH from continuing operations to discontinued operations and the formation of a joint venture by us and Fidelity with respect to 15 student housing properties owned by GMH, but does not give effect to our or GMH’s results of operations subsequent to December 31, 2007.
     The historical consolidated financial statements of ACC and GMH are contained in the companies’ respective Annual Reports on Form 10-K and other information filed with the SEC, although GMH’s filings are not incorporated herein by reference. The unaudited pro forma consolidated financial statements should be read in conjunction with, and are qualified in their entirety by, the notes thereto and our historical consolidated financial statements, including the notes thereto.
     The pro forma information is unaudited and is not necessarily indicative of the consolidated results that would have occurred if the transactions and adjustments reflected therein had been consummated in the period or on the date presented, or on any particular date in the future, nor does it purport to represent the financial position, results of operations or cash flows for future periods. In the opinion of management, the pro forma consolidated financial information provides for all significant adjustments necessary to reflect the effects of the above transactions. The pro forma adjustments and the purchase price allocation, as presented, are based on estimates and certain information that is currently available to management, and certain assumptions have been made with regard to our anticipated financing and issuance of shares of common stock. As a result, the amounts included in the pro forma adjustments are preliminary and subject to change. There can be no assurance that the final adjustments will not be materially different from those included herein.
     The mergers have a total purchase price of approximately $1.4 billion, consisting of GMH’s outstanding debt totaling approximately $962 million and approximately $452 million in equity value. We have received a financing commitment from KeyBank totaling $200 million, which we intend to use to fund a portion of the total cash consideration to be paid in the mergers.
     The purchase price is determined as follows (in thousands, except per share data):

Outstanding GMH common shares (including the assumed conversion of GMH operating partnership units prior to the mergers)	71,314.2

Cash consideration ($3.36 per share)	$239,615.8
Common share consideration ($2.17 per share) (1)	154,938.7
Estimated merger costs (see below)	57,400.0

Total consideration paid	451,954.5
Assumption of GMH mortgages	961,531.0

Total purchase price	$1,413,485.5

Total merger costs are estimated as follows:
Legal, accounting, financial advisory and other fees and costs	$30,400.0
Debt assumption fees, insurance, financing and other costs	13,000.0
Employee and executive termination, severance and other related costs	14,000.0

Total merger costs (2)	$57,400.0

(1)	Based on $28.43 closing price per share of our common stock on February 11, 2008 and exchange ratio of 0.07642 of a share of our common stock for each GMH common share and GMH operating partnership unit.

(2)	Includes our and GMH’s merger costs.

AMERICAN CAMPUS COMMUNITIES, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2007
(UNAUDITED)
(in thousands, except per share amounts)

			Sale of
			GMH
			Military			ACC Pro
	ACC	GMH	Housing	Purchase of		Forma		ACC Pro
	Historical	Historical	(A)	GMH		Adjustments		Forma
Assets:
Investments in real estate:
Wholly owned properties, net	$947,062	$1,324,064	$—	$(265,397	)(B)	$(233,844	)(J)	$1,771,885
Wholly owned properties-held for sale	—	—	—	—		233,844	(J)	233,844
On-campus participating properties, net	72,905	—	—	—		—		72,905

Investments in real estate, net	1,019,967	1,324,064	—	(265,397)		—		2,078,634
Cash and cash equivalents	12,073	15,727	—	37,458	(C)	—		65,258
Restricted cash	13,855	20,816	(20)	—		—		34,651
Student contracts receivable, net	3,657	1,437	—	—		—		5,094
Related party receivables	—	23,288	(22,130)	—		—		1,158
Investments in unconsolidated joint ventures:
Military housing projects	—	70,264	(70,264)	—		—		—
Student housing properties	—	1,284	—	7,156	(D)	—		8,440
Other assets	26,744	31,966	(3,406)	(5,662	)(E)	—		49,642

Total assets	$1,076,296	$1,488,846	$(95,820)	$(226,445)		$—		$2,242,877

Liabilities and Stockholders’ Equity
Liabilities:
Secured debt	$533,430	$961,531	$—	$(37,472	)(F)	$—		$1,457,489
Credit facility	9,600	53,605	(53,605)	34,066	(G)	—		43,666
Accounts payable and accrued expenses	14,360	40,711	(16,234)	—		—		38,837
Other liabilities	43,278	29,497	(457)	—		—		72,318

Total liabilities	600,668	1,085,344	(70,296)	(3,406)		—		1,612,310
Minority interests	31,251	136,422	—	(136,422	)(H)	1,463	(K)	32,714
Stockholders’ equity:
Common shares, $.01 par value, 800,000,000 shares authorized, 27,275,491 shares issued and outstanding at December 31, 2007	273	42	—	13	(I)	—		328
Additional paid in capital	494,160	331,155	—	(176,271	)(I)	(1,463	)(K)	647,581
Accumulated earnings and distributions	(48,181)	(64,117)	(25,524)	89,641	(I)	—		(48,181)
Accumulated other comprehensive loss	(1,875)	—	—	—		—		(1,875)

Total stockholders’ equity	444,377	267,080	(25,524)	(86,617)		(1,463)		597,853

Total liabilities and stockholders’ equity	$1,076,296	$1,488,846	$(95,820)	$(226,445)		$—		$2,242,877

AMERICAN CAMPUS COMMUNITIES, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
(UNAUDITED)
(in thousands, except per share amounts)

				Sale of GMH
			ACC 2007	Military	ACC Merger	ACC Pro
	ACC	GMH	Acquisitions	Housing	Adjustments	Forma		ACC Pro
	Historical	Historical	(L)	(M)	(N)	Adjustments		Forma
Revenues:
Owned off-campus properties	$116,286	$188,889	$2,238	$—	$(70,929)	$—		$236,484
Expense reimbursements:
Related party	—	86,860	—	(85,122)	—	—		1,738
Third party	—	8,942	—	—	—	—		8,942
On-campus participating properties	20,966	—	—	—	—	—		20,966
Third party development services	5,346	—	—	—	—	—		5,346
Third party development services - on-campus participating properties	144	—	—	—	—	—		144
Third party management services	2,821	2,877	—	—	—	—		5,698
Related party management fees	—	11,429	—	(10,751)	—	1,747	(O)	2,425
Other related party income	—	32,790	—	(30,333)	—	—		2,457
Resident services	1,572	—	—	—	—	—		1,572

Total revenues	147,135	331,787	2,238	(126,206)	(70,929)	1,747		285,772
Operating expenses:
Owned off-campus properties	55,155	94,434	1,342	—	(42,295)	—		108,636
On-campus participating properties	9,379	—	—	—	—	—		9,379
Military housing	—	9,447	—	(9,447)	—	—		—
Third party development and management services	5,708	6,600	—	—	—	—		12,308
Reimbursed expenses	—	93,681	—	(85,122)	—	—		8,559
General and administrative	17,660	19,351	—	—	(1,104)	(1,844	)(P)	34,063
Depreciation and amortization	30,444	44,679	—	(611)	(17,089)	(743	)(Q)	56,680
Ground/facility leases	1,622	—	—	—	—	—		1,622

Total operating expenses	119,968	268,192	1,342	(95,180)	(60,488)	(2,587)		231,247
Operating income	27,167	63,595	896	(31,026)	(10,441)	4,334		54,525
Nonoperating income and (expenses):
Interest income	1,477	735	—	(52)	(78)	—		2,082
Interest expense	(27,871)	(58,730)	(578)	5,258	20,565	(12,596	)(R)	(73,952)
Amortization of deferred financing costs	(1,340)	(3,086)	(14)	—	592	1,263	(S)	(2,585)
Gain on sale to joint venture and development land	—	24,341	—	—	—	(24,341	)(T)	—
(Loss) income from unconsolidated joint ventures	(108)	4,524	—	(4,864)	128	—		(320)

Total nonoperating income (expenses)	(27,842)	(32,216)	(592)	342	21,207	(35,674)		(74,775)
(Loss) income from continuing operations before taxes and minority interests	(675)	31,379	304	(30,684)	10,766	(31,340)		(20,250)
Income tax provision	(756)	(7,616)	—	7,318	—	—		(1,054)
Minority interests	(255)	(10,252)	—	—	—	10,899	(U)	392

(Loss) income from continuing operations	$(1,686)	$13,511	$304	$(23,366)	$10,766	$(20,441)		$(20,912)

Basic earnings per share:
Loss from continuing operations per share	$(0.07)							$(0.65)

Diluted earnings per share: (V)
Loss from continuing operations per share	$(0.07)							$(0.63)

Weighted-average common shares outstanding:
Basic	24,186,213							32,340,155	(W)

Diluted	26,099,140							34,253,082	(W)

AMERICAN CAMPUS COMMUNITIES, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and property information)
(A)	Represents the historical book value of GMH’s military housing division to be sold to Balfour Beatty prior to the closing of the mergers. Also includes the assumed pay-off of GMH’s line of credit, which has an outstanding balance of approximately $53,600 as of December 31, 2007, with proceeds from the military housing sale, with the remaining net proceeds distributed to GMH shareholders prior to and upon the closing of the mergers.

(B)	Reflects the sale of GMH’s military housing division, the contribution of 15 wholly owned properties into a joint venture with Fidelity and the purchase of the remaining operations of GMH by us. This amount consists of the following:

Total merger consideration paid by ACC		$451,954

Adjusted net book value of assets less liabilities acquired by ACC
GMH book value of wholly owned properties, net	$1,324,064
Book value of owned properties contributed to Fidelity joint venture	(281,802)
Fidelity joint venture cash contribution	105,700
ACC’s 10% equity interest in Fidelity joint venture	7,156
Historical GMH book value of all other assets	164,782
Book value of military assets sold by GMH	(95,820)
Net book value of GMH’s deferred financing costs not assumed by ACC	(4,338)
Net book value of GMH’s corporate office building and land not purchased by ACC	(6,862)
Estimated value assigned by ACC to in-place leases	245
GMH book value of secured debt	(961,531)
Book value of secured debt assumed by Fidelity joint venture	210,239
Historical GMH book value of all other liabilities	(123,813)
Book value of military liabilities sold by GMH	16,691
GMH credit facility paid off by GMH with proceeds from military housing sale	53,605
Book value of GMH’s debt associated with corporate office building and land not purchased by ACC	5,700
Mark to market adjustment on book value of secured debt assumed by ACC	21,533

Adjusted net book value of assets less liabilities acquired by ACC		435,549

Purchase price in excess of net assets acquired by ACC allocated to wholly owned properties			$16,405
Book value of owned properties contributed to Fidelity joint venture			(281,802)

			$(265,397)

(C)	Consists of cash proceeds of $200,000 under the committed term loan facility to be entered into by us to fund the mergers; $105,700 in cash we anticipate receiving as a result of our contribution of 15 wholly owned properties to the previously mentioned joint venture with Fidelity in which we will have a 10% equity interest; and borrowings under our credit facility of approximately $34,100. We will utilize these proceeds to fund the $239,600 cash consideration for the acquisition of the GMH student housing business; the payment by us of $57,400 in estimated merger related costs; and the payment by us of $5,300 in estimated financing costs primarily related to the committed term loan facility which will be amortized over approximately 2.75 years.

(D)	Represents our 10% equity interest in the newly formed Fidelity joint venture, as follows:

Book value of owned properties contributed to joint venture	$281,802
Less: book value of secured debt assumed by the joint venture	(210,239)

Net assets contributed to the joint venture	$71,563
ACC’s equity interest percentage	10%
ACC’s investment in newly formed Fidelity joint venture	$7,156
(E)	Represents the following:

Net book value of GMH’s corporate office building and land not purchased by ACC	(6,862)
Net book value of GMH’s deferred financing costs not assumed by ACC	(4,338)
Estimated financing costs to be deferred primarily related to the ACC committed term loan facility	5,293
Estimated value assigned by ACC to in-place leases	245

$(5,662)

(F)	Represents the following:

Book value of secured debt contributed to Fidelity joint venture	$(210,239)
Mark to market adjustment on book value of secured debt assumed by ACC	(21,533)
Book value of GMH’s debt associated with corporate office building and land not purchased by ACC	(5,700)
Committed term loan facility entered into by ACC to fund the acquisition	200,000

$(37,472)

(G)	Represents assumed borrowings under our revolving credit facility in connection with the mergers.

(H)	Represents the elimination of GMH’s historical minority interest related to minority shareholders.

(I)	Represents the elimination of GMH’s historical shareholders’ equity, elimination of GMH’s military housing equity and the issuance of shares of our common stock in connection with the mergers. We will issue approximately $154,939 of common stock in connection with the mergers.

The calculation for the issuance of our common stock is as follows:

Outstanding GMH shares	71,314.2
Fixed conversion ratio	0.07642

Number of ACC shares of common stock to be issued	5,449.8
ACC stock price on date of merger announcement	$28.43

Value of ACC common stock to be issued	$154,938.7

(J)	Represents the reclassification at book value of 10 wholly owned properties as held for sale in the anticipation these properties will be disposed by GMH before the mergers, or held for sale by us after the mergers. For purposes of the consolidated pro forma financial statements, the assumption was that book value approximates fair value. This assumption does not necessarily reflect the current value of these properties or the future value of these properties at the time of sale and may, accordingly, be adjusted. Holding other variables constant, a $1,000 decrease in the aggregate value of these properties would cause an approximately $35 increase in depreciation and amortization expense.

(K)	Represents an increase to our minority interest primarily due to a significant increase in the net assets of our Operating Partnership as a result of the mergers.

(L)	We acquired the Village on Sixth and the Edwards Portfolio in January and February 2007, respectively. The amounts in this column represent adjustments to reflect these properties’ results of operations as if they were acquired as of January 1, 2007.

(M)	Represents the sale of GMH’s military housing division and includes the elimination of $5,257.5 of interest expense incurred in 2007 on GMH’s line of credit. We will not assume GMH’s line of credit upon closing of the mergers and have eliminated the debt and related interest expense.

(N)	Represents the removal of historical results of operations for the 10 disposition properties which are assumed to be classified as held for sale as of January 1, 2007, the 15 wholly owned properties that are assumed to be contributed to the new Fidelity joint venture as of January 1, 2007, and operations associated with GMH’s corporate office building, which is assumed to have been sold before the mergers.

(O)	Represents a 4% management fee we expect to earn on the 15 wholly owned properties contributed to the new Fidelity joint venture.

(P)	Represents the removal of $1,844 of securities litigation and audit committee expense incurred by GMH in 2007, as we consider these charges nonrecurring.

(Q)	Represents the following adjustments to depreciation and amortization:

Elimination of GMH historical in-place lease amortization	$(1,415)
Add in-place lease amortization assuming the GMH real estate assets had been acquired on January 1, 2007	245
Add depreciation expense based on purchase price allocated to building and furniture, fixtures, and equipment, assuming 40 year and seven year useful lives, respectively.	427

$(743)

(R)	The following adjustments represent an increase to interest expense due to new debt commitments entered into by us to partially finance the mergers at current interest rates.

Assumed borrowing under $200 million committed term loan facility	$200,000
Average interest rate (LIBOR plus spread)	4.76%

Interest expense	$9,510

Assumed increase in balance of revolving credit facility	$34,066
Average interest rate (LIBOR plus spread)	4.19%

Interest expense	$1,427

Total interest expense adjustment related to new debt commitments	$10,937

In addition to the increase calculated above, we anticipate an increase to interest expense of approximately $1,659 as a result of the above market rate mortgages assumed in connection with the mergers.

If market rates of interest on the variable debt changed by 1/8 of 1%, then the increase or decrease on the variable debt would be approximately $300 for the year ended December 31, 2007.

(S) Represents the following adjustments to amortization of deferred finance costs:

Elimination of GMH’s historical amortization of deferred finance costs	$(2,494)
New estimated financing costs incurred by ACC in connection with the $200 million secured term loan; amortized over a three year term to maturity	767
New estimated financing costs incurred by ACC in connection with the anticipated increase in unsecured revolving credit facility from $115 million to $160 million; amortized over a 1.6 year term to maturity	113

$(1,614)

As an offset to the net reduction calculated above, we anticipate additional deferred financing costs of $2,808 incurred in connection with the assumption of GMH’s mortgages and the amortization of such costs over a weighted average term to maturity of approximately eight years.

(T)	Represents the following items: (i) removal of a gain on sale of $21,709 recognized by GMH in connection with the transfer of its 100% interest in six student housing properties to a joint venture in 2007, (ii) removal of a gain of $1,132 recognized by GMH in 2007 related to the sale of two properties to another joint venture, and (iii) the elimination of a $1,500 gain recognized by GMH on the sale of land to us in December 2007. We have eliminated these gains based on the assumption these transactions had occurred prior to the mergers and are nonrecurring.

(U)	Represents the elimination of GMH’s minority interest of $10,252 and an adjustment to our minority interest of $647 due to a significant increase in loss from continuing operations before minority interests, offset by a lower weighted average minority interest resulting from the issuance of common stock in connection with the mergers and the assumption that the October 2007 equity offering had occurred on January 1, 2007.

(V)	Diluted earnings per share reflect the assumed conversion of common units and preferred units of limited partnership interest in our Operating Partnership. Accordingly, the calculation includes the add back of preferred unit distributions as well as the pro rata share of our Operating Partnership’s loss from continuing operations allocated to common units.

(W)	Represents 5,449,832 shares of our common stock assumed to be issued on January 1, 2007 in connection with the mergers, as well as the addition of 3,500,000 shares assumed to be issued on January 1, 2007 in connection with the October 2007 equity offering, offset by the removal of the weighted average shares impact of the October 2007 equity offering (795,890).

The Offering

Common stock offered	4,500,000 shares (1)(2)

Common stock to be outstanding after this offering	31,861,222 shares (1)(2)(3)

Fully diluted common stock to be outstanding after this offering	33,708,374 shares (1)(2)(3)(4)

Use of proceeds	We estimate that our net proceeds from this offering without exercise of the overallotment option will be approximately $ million. We intend to use the net proceeds to fund a portion of the cash consideration payable in the GMH mergers. If the mergers are not consummated, we intend to use the net proceeds to repay our current debt, to fund our current development pipeline and potential acquisitions of student housing properties and for general corporate purposes. See “Use of Proceeds.”

Risk factors	See the “Risk Factors” section beginning on page S-12 of this prospectus supplement and page 1 of the accompanying prospectus and the “Risk Factors” incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2007.

NYSE symbol	“ACC”

(1)	Excludes 5,449,832 shares issuable in connection with the mergers.

(2)	Excludes 675,000 shares issuable upon the exercise of the underwriters’ overallotment option.

(3)	Excludes 588,273 shares available for future issuance under our 2004 incentive award plan.

(4)	Includes the following additional securities convertible into shares of common stock:
•	1,542,854 profits interest units and common and preferred units of limited partnership interest in our Operating Partnership;

•	18,786 shares underlying restricted stock units granted to non-employee directors; and

•	285,512 unvested restricted stock awards granted to employees.

RISK FACTORS
     You should carefully review the information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and should carefully consider, in addition to the risk factors contained in the accompanying prospectus and our most recent Annual Report on Form 10-K, the following risk factors relating to the mergers before purchasing common stock in this offering.
The market price of our common stock and our earnings per share may decline as a result of the mergers.
     The market price of our common stock may decline as a result of, among other things, the mergers if we do not achieve the perceived benefits of the mergers as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the mergers on our financial results is not consistent with the expectations of financial or industry analysts. In addition, the failure to achieve expected benefits and unanticipated costs relating to the mergers could reduce our future financial performance.
There may be unexpected delays in the consummation of the mergers, which could impact our ability to timely achieve cost savings associated with the mergers.
     The mergers are expected to close during the second quarter of 2008 assuming that all of the conditions in the merger agreement are satisfied or waived. The merger agreement provides that either we or GMH may terminate the merger agreement if the REIT merger effective time has not occurred by July 31, 2008 (provided that this right will not be available to a party whose failure to fulfill any obligation under the merger agreement materially contributed to the failure of the REIT merger effective time to occur on or before this date). Certain events may delay the consummation of the mergers. Some of the events that could delay the consummation of the mergers include difficulties in obtaining the approval of GMH shareholders, closing the military housing sale or satisfying the other closing conditions to which the mergers are subject.
The mergers and the military housing sale are each subject to a number of conditions which, if not satisfied or waived, would adversely impact our ability to complete the transactions.
     The mergers, which are expected to close during the second quarter of 2008, are subject to certain closing conditions, including, among other things, (a) the sale by GMH of its military housing division, (b) obtaining regulatory approvals, if any, (c) the effectiveness of a registration statement on Form S-4 filed by us with the SEC on April 2, 2008 pursuant to which our shares of common stock will be issued, (d) the approval of the REIT merger by at least two-thirds of all the votes entitled to be cast on the matter by the holders of all outstanding GMH common shares, (e) obtaining certain lender consents, (f) completion of all payments and performance of all other material obligations under GMH’s settlement agreement relating to its class action litigation, (g) the accuracy of the other parties’ representations and warranties and compliance with covenants, subject in each case to materiality standards, and (h) delivery of tax opinions.
     The military housing sale, which is a condition precedent to the closing of the mergers and which is expected to close during the second quarter of 2008, is subject to certain closing conditions, including, among other things, (a) obtaining approvals from GMH’s government partners in its military housing privatization projects and certain lenders and other parties that are parties to the agreements and related documents covering these projects, (b) obtaining regulatory approvals, if any, (c) repayment of all amounts under GMH’s note facility, including evidence of the release of all liens related to the note facility, (d) the distribution of all the capital stock of College Park Management TRS, Inc. to the GMH Operating Partnership, and (e) the accuracy of the other parties’ representations and warranties and compliance with covenants, and the absence of an effect, event, development or change that could give rise to a termination of the securities purchase agreement for the military housing sale, subject in each case to materiality standards. There can be no assurance that all of the various conditions will be satisfied or waived, if permitted, or the occurrence of any effect, event, development or change will not transpire. Therefore, there can be no assurance with respect to the timing of the closing of the military housing sale or whether the military housing sale will be completed at all.

Failure to complete the mergers could negatively impact our operations and business and financial results.
     If the mergers are not completed for any reason, we will be subject to several risks, including, but not limited to, the following:
•	the requirement that, under certain circumstances, including if we breach the merger agreement, we pay the costs and expenses of GMH in connection with the mergers up to $7.5 million;

•	the incurrence of certain costs relating to the mergers that are payable whether or not these transactions are completed;

•	the fact that activities relating to the mergers and related uncertainties may lead to a loss of revenue that we may not be able to regain if these transactions do not occur; and

•	the focus of our management being directed toward the mergers and integration planning instead of on our core business and other opportunities that could have been beneficial to us.
     If the mergers are not completed, these risks may materially adversely affect our business, financial condition, operating results and cash flows, including our ability to service debt and to make distributions to our stockholders.
If the term loan or joint venture transactions do not close, we will need to replace the funding that will be used to finance a portion of the cash consideration and other merger costs.
     We will need additional funding to consummate the mergers, beyond any proceeds we receive in connection with this offering. We may obtain funding to consummate the mergers through borrowings under our existing credit facility and senior secured term loan and have received a commitment from KeyBank to fund up to $200 million of the merger costs.
     We have entered into a contribution agreement with Fidelity pursuant to which we and Fidelity will, immediately prior to the effective time of the REIT merger, form a joint venture to acquire 15 student housing properties with an estimated value of approximately $325.9 million, including approximately $210.2 million in assumed debt. We will retain a 10% equity interest in the joint venture and will provide property management services for the properties contributed to the joint venture. We will use the anticipated $105.7 million of proceeds from this transaction to finance a portion of the cash consideration and other merger costs. The closing of the joint venture is subject to various conditions. There can be no assurance these conditions will be satisfied or waived, if permitted, or the occurrence of any effect, event, development or change will not transpire. Therefore, there can be no assurance with respect to the timing of the closing of the Fidelity transaction or whether this transaction will be completed at all. In addition, if any condition in favor of Fidelity with respect to three or fewer properties is not satisfied as of the closing date, Fidelity may terminate the contribution agreement with respect to such properties and the contribution value will be adjusted. If there are four or more properties with such an unsatisfied condition, Fidelity may terminate the contribution agreement with respect to all of the properties. In the event the joint venture does not close, under certain circumstances, including if the failure to close results from our breach, we may be responsible for paying Fidelity up to $5.0 million, and will be responsible for Fidelity’s out-of-pocket costs and expenses.
     There can be no assurance that we will receive such funding, that we will finance the mergers as described or will not subsequently enter into alternative financing arrangements, including debt or equity financing or the potential sales of assets to third parties, to fund all or a portion of the cash consideration and other merger costs. If the funding transactions are not consummated, we will need to finance a portion of the cash consideration and other merger costs by other means, which may result in our incurring increased interest costs on replacement financing. The interest rate on replacement financing will depend on prevailing market conditions at the time. If we are unable to obtain adequate funding for the cash consideration and other merger costs, we will be unable to consummate the mergers.

If we are unable to successfully integrate the operations of GMH, our business and financial results may be negatively affected.
     The mergers with GMH will involve the integration of companies that have previously operated independently. Successful integration of the operations of GMH will depend primarily on our ability to consolidate operations, systems procedures, properties and personnel and to eliminate redundancies and costs. The mergers will also pose other risks commonly associated with similar transactions, including unanticipated liabilities, unexpected costs and the diversion of management’s attention to the integration of the operations of ACC and GMH. We may not be able to integrate GMH’s operations without encountering difficulties, including, but not limited to, the loss of key employees, the disruption of its respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. Estimated cost savings are projected to come from various areas that management has identified through the due diligence and integration planning process. If we have difficulties with any of these integrations, we might not achieve the economic benefits we expect to result from the mergers, and this may hurt our business and financial results. In addition, we may experience greater-than-expected costs or difficulties relating to the integration of the business of GMH and/or may not realize expected cost savings from the mergers within the expected time frame, if at all.
We would incur adverse tax consequences if we or GMH failed to qualify as a REIT for U.S. federal income tax purposes.
     In order to qualify as a REIT, GMH must be owned by 100 or more persons. Following the mergers, if no further action is taken, GMH will fail this test. Accordingly, we anticipate that we will allow 100 or more persons to acquire preferred stock in GMH. However, if we are unable to find enough investors, or if the interests of the investors are disregarded by the Internal Revenue Service, GMH may fail to qualify as a REIT. If GMH has failed or fails to qualify as a REIT for any reason, including the 100 shareholder test discussed above, and the mergers are completed, we would succeed to or incur significant tax liabilities (including the significant tax liability that would result from the military housing sale and the sale of the disposition properties). Furthermore, if GMH has failed or fails to qualify as a REIT, our ownership of GMH could result in our failing to qualify as a REIT.
     REITs are subject to a range of complex organizational and operational requirements. As REITs, ACC and GMH must each distribute with respect to each year at least 90% of its REIT taxable income to its stockholders. Other restrictions apply to a REIT’s income and assets. For any taxable year that ACC or GMH fails to qualify as a REIT, it will not be allowed a deduction for dividends paid to its stockholders in computing taxable income and thus would become subject to U.S. federal income tax as if it were a regular taxable corporation. In such an event, it could be subject to potentially significant tax liabilities, thereby impacting our liquidity. Unless entitled to relief under certain statutory provisions, ACC or GMH, as the case may be, would also be disqualified from treatment as a REIT for the four taxable years following the year in which it lost its qualification. If ACC or GMH failed to qualify as a REIT, the market price of our common stock may decline and we may need to reduce substantially the amount of distributions to our stockholders because of our increased tax liability.

USE OF PROCEEDS
     We estimate we will receive gross proceeds from this offering of $     million (or approximately $     million if the underwriters’ overallotment option is exercised in full). After deducting the underwriting discount, the structuring fee and the estimated expenses of this offering, we expect net proceeds from this offering of approximately $     million (or approximately $     million if the underwriters’ overallotment option is exercised in full).
     We intend to use the net proceeds to fund a portion of the cash consideration payable in the GMH mergers. If the mergers are not consummated, we intend to use the net proceeds to repay our current debt, including our revolving credit facility, to fund our current development pipeline and potential acquisitions of student housing properties and for general corporate purposes.
     Our revolving credit facility bears interest at a variable rate, at our option, based upon a base rate equal to the higher of the lender’s prime rate and 0.50% per annum above the Federal Funds Rate or one-, two-, three- or six-month LIBOR plus, in each case, a spread based upon our total leverage. As of February 29, 2008, the balance outstanding on our revolving credit facility totaled $32.8 million and bore interest at a weighted average rate of 4.48% per annum. This facility will mature in August 2009.
     Pending application of any portion of the net proceeds, we will invest it in interest-bearing accounts and short-term, interest-bearing securities as is consistent with our intention to maintain our qualification for taxation as a REIT. Such investments may include, for example, obligations of the Government National Mortgage Association, other government and governmental agency securities, certificates of deposit and interest-bearing bank deposits.
FEDERAL INCOME TAX CONSEQUENCES
     The following discussion supplements the discussion contained under the heading “Federal Income Tax Considerations and Consequences of Your Investment” in the accompanying prospectus and supersedes that discussion to the extent inconsistent with that discussion.
     Because the following discussion is a summary that, in conjunction with the discussion contained under the heading “Federal Income Tax Considerations and Consequences of Your Investment” in the accompanying prospectus, is intended to address only material federal income tax consequences relating to the ownership and disposition of our common stock that will apply to all holders, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:
•	the tax consequences to you may vary depending on your particular tax situation;

•	special rules that are not discussed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. person, a trust, an estate, a regulated investment company, a financial institution, an insurance company, or otherwise subject to special tax treatment under the Internal Revenue Code;

•	this summary does not address state, local or non-U.S. tax considerations;

•	this summary deals only with investors that hold our common stock as “capital assets,” within the meaning of Section 1221 of the Internal Revenue Code; and

•	this discussion is not intended to be, and should not be construed as, tax advice.
     You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of common stock on your tax situation, including any state, local or non-U.S. tax consequences.

     The information in this section is based on the current Internal Revenue Code, current, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service except with respect to the taxpayer to which they are addressed, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. We have not requested and do not plan to request any rulings from the Internal Revenue Service concerning the matters discussed in the following discussion. It is possible that the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and that a court could agree with the Internal Revenue Service.
Tax Legislation
     The 15% reduced maximum tax rate on “qualified dividends” and certain long-term capital gains, as described in the accompanying prospectus under the heading “Federal Income Tax Considerations and Consequences of Your Investment,” is generally effective through December 31, 2008. Later legislation extended this reduction until December 31, 2010. Without future legislative changes, the maximum long-term capital gains and dividend rate will increase in 2011. Until such time, stock in non-REIT corporations may appear to be a more attractive investment to individual investors than stock in REITs and there could be an adverse effect on the market price of our equity securities.
Ownership of Partnerships
     As of the date of this prospectus supplement, we own approximately 95.1% of our Operating Partnership and certain subsidiary partnerships.

UNDERWRITING
     Merrill Lynch, Pierce, Fenner & Smith Incorporated and KeyBanc Capital Markets Inc. are acting as joint book-running managers and as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock listed opposite its name below.

Number
Underwriter	of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
KeyBanc Capital Markets Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.

Total	4,500,000

     Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
     The representatives of the underwriters have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $     per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $     per share to other dealers. After the initial public offering, the public offering price and other selling terms may be changed.
     The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option described below.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount(1)	$	$	$
Proceeds, before expenses, to ACC	$	$	$

(1)	Excludes a structuring fee equal to 0. % of the gross proceeds of this offering payable to KeyBanc Capital Markets Inc.
     The expenses of the offering, not including the underwriting discount, are estimated at $200,000 and are payable by us.

Overallotment Option
     We have granted an option to the underwriters to purchase up to 675,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
     We and our officers and directors have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, including, without limitation, operating partnership units, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and KeyBanc Capital Markets Inc. for the period from the date of this prospectus supplement through and including the 60th day thereafter. In addition, our officers and directors have agreed not to make any demand for, or exercise any right with respect to, the registration of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, and we have agreed, subject to certain exceptions, not to file any registration statement relating to our common stock or securities convertible into or exercisable or exchangeable for our common stock, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and KeyBanc Capital Markets Inc.
     Merrill Lynch, Pierce, Fenner & Smith Incorporated and KeyBanc Capital Markets Inc. in their joint discretion may release any of the securities subject to lock-up agreements at any time without notice.
New York Stock Exchange Listing
     Our shares of common stock are listed on the New York Stock Exchange under the symbol “ACC.”
Price Stabilization and Short Positions
     Until the distribution of our shares of common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.
     In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ overallotment option. “Naked” short sales are sales in excess of their overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchase of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Other Relationships
     Affiliates of each of the underwriters, other than Merrill Lynch, Pierce, Fenner & Smith Incorporated, is a lender under our revolving credit facility. As of February 29, 2008, approximately $32.8 million of borrowings were outstanding under this facility. If the mergers with GMH are not consummated, we intend to repay all of the outstanding borrowings under our revolving credit facility with a portion of the net proceeds of this offering and, upon application of the net proceeds from this offering, each lender will receive its proportionate share of the amount repaid. Under those circumstances, the aggregate amount to be repaid to the lenders that are affiliates of such underwriters is expected to exceed 10% of the net proceeds of this offering.
     The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received or will receive customary fees and commissions for these transactions.
Electronic Prospectus; Online Brokerage Accounts
     This prospectus supplement and the accompanying prospectus may be made available in electronic format on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders.

LEGAL MATTERS
     Certain legal matters will be passed upon for us by Locke Lord Bissell & Liddell LLP, Dallas, Texas, as our securities and tax counsel. Sidley Austin LLP, New York, New York, will act as counsel to the underwriters.
EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of our internal control over financial reporting as of December 31, 2007, as set forth in their reports, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. Our financial statements and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

PROSPECTUS

American Campus Communities, Inc.

By this prospectus, we may offer up to $500,000,000 of our debt securities, shares of common stock, shares of preferred stock and/or warrants. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

You should carefully consider the risks set forth under “Risk Factors” starting on page 1 of this prospectus.

These securities have not been approved or disapproved by the SEC or any state securities commission. None of those authorities has determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We may offer the securities directly or through underwriters, agents or dealers. The supplement will describe the terms of that plan of distribution. The section entitled “Plan of Distribution” on page 27 of this prospectus also provides more information on this topic.

The date of this prospectus is October 27, 2005.

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RISK FACTORS

The following sets forth the most significant factors that make an investment in our securities speculative or risky. You should carefully consider the following information in conjunction with the other information contained or incorporated by reference in this prospectus or any prospectus supplement before making a decision to invest in our securities.

Risks Related to Our Properties and Our Business

Our results of operations are subject to an annual leasing cycle, short lease-up period, seasonal cash flows, changing university admission and housing policies and other risks inherent in the student housing industry.

We generally lease our owned properties under 12-month leases, and in certain cases, under ten-month, nine-month or shorter-term semester leases. As a result, we may experience significantly reduced cash flows during the summer months at properties leased under leases having terms shorter than 12 months. Furthermore, all of our properties must be entirely re-leased each year, exposing us to increased leasing risk. In addition, we are subject to increased leasing risk on our properties under construction and future acquired properties based on our lack of experience leasing those properties and unfamiliarity with their leasing cycles. Student housing properties are also typically leased during a limited leasing season that usually begins in January and ends in August of each year. We are therefore highly dependent on the effectiveness of our marketing and leasing efforts and personnel during this season.

Changes in university admission policies could adversely affect us. For example, if a university reduces the number of student admissions or requires that a certain class of students, such as freshman, live in a university owned facility, the demand for beds at our properties may be reduced and our occupancy rates may decline. While we may engage in marketing efforts to compensate for such change in admission policy, we may not be able to effect such marketing efforts prior to the commencement of the annual lease-up period or our additional marketing efforts may not be successful.

We rely on our relationships with colleges and universities for referrals of prospective student-tenants or for mailing lists of prospective student-tenants and their parents. Many of these colleges and universities own and operate their own competing on-campus facilities, as discussed below. Any failure to maintain good relationships with these colleges and universities could therefore have a material adverse effect on us. If colleges and universities refuse to make their lists of prospective student-tenants and their parents available to us or increase the costs of these lists, there could be a material adverse effect on us.

Federal and state laws require colleges to publish and distribute reports of on-campus crime statistics, which may result in negative publicity and media coverage associated with crimes occurring on or in the vicinity of our on-campus participating properties. Reports of crime or other negative publicity regarding the safety of the students residing on, or near, our properties may have an adverse effect on both our on-campus and off-campus business.

We face significant competition from university-owned on-campus student housing, from other off-campus student housing properties and from traditional multifamily housing located within close proximity to universities.

On-campus student housing has certain inherent advantages over off-campus student housing in terms of physical proximity to the university campus and integration of on-campus facilities into the academic community. Colleges and universities can generally avoid real estate taxes and borrow funds at lower interest rates than us and other private sector operators. We also compete with national and regional owner-operators of off-campus student housing in a number of markets as well as with smaller local owner-operators.

Currently, the industry is fragmented with no participant holding a significant market share. There are a number of student housing complexes that are located near or in the same general vicinity of many of our owned properties and that compete directly with us. Such competing student housing complexes may be newer than our properties, located closer to campus, charge less rent, possess more attractive amenities or offer more services or shorter term or more flexible leases.

Rental income at a particular property could also be affected by a number of other factors, including the construction of new on-campus and off-campus residences, increases or decreases in the general levels of rents for housing in competing communities, increases or decreases in the number of students enrolled at one or more of the colleges or universities in the market of the property and other general economic conditions.

We believe that a number of other large national companies with substantial financial and marketing resources may be potential entrants in the student housing business. The entry of one or more of these companies could increase competition for students and for the acquisition, development and management of other student housing properties.

We may be unable to successfully complete and operate our properties or our third party developed properties.

We intend to continue to develop and construct student housing in accordance with our growth strategies. These activities may also include any of the following risks:

•	we may be unable to obtain financing on favorable terms or at all;

•	we may not complete development projects on schedule, within budgeted amounts or in conformity with building plans and specifications, including our four properties under development or pre-development as of June 30, 2005;

•	we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations;

•	occupancy and rental rates at newly developed or renovated properties may fluctuate depending on a number of factors, including market and economic conditions, and may reduce or eliminate our return on investment;

•	we may become liable for injuries and accidents occurring during the construction process and for environmental liabilities, including off-site disposal of construction materials;

•	we may decide to abandon our development efforts if we determine that continuing the project would not be in our best interests; and

•	we may encounter strikes, weather, government regulations and other conditions beyond our control.

Our newly developed properties will be subject to risks associated with managing new properties, including lease-up and integration risks. In addition, new development activities, regardless of whether or not they are ultimately successful, typically will require a substantial portion of the time and attention of our development and management personnel. Newly developed properties may not perform as expected.

We anticipate that we will, from time to time, elect not to proceed with ongoing development projects. If we elect not to proceed with a development project, the development costs associated therewith will ordinarily be charged against income for the then-current period. Any such charge could have a material adverse effect on our results of operations in the period in which the charge is taken.

We may in the future develop properties nationally, internationally or in geographic regions other than those in which we currently operate. We do not possess the same level of familiarity with development in these new markets, which could adversely affect our ability to develop such properties successfully or at all or to achieve expected performance. Future development opportunities may not be available to us on terms that meet our investment criteria or we may be unsuccessful in capitalizing on such opportunities. Our ability to capitalize on such opportunities will be largely dependent upon external sources of capital that may not be available to us on favorable terms or at all.

We typically provide guarantees of timely completion of projects that we develop for third parties. In certain cases, our contingent liability under these guarantees may exceed our development fee from the project. Although we seek to mitigate this risk by, among other things, obtaining similar guarantees from the project contractor, we could sustain significant losses if development of a project were to be delayed or stopped and we were unable to cover our guarantee exposure with the guarantee received from the project contractor.

We may be unable to successfully acquire properties on favorable terms.

Our future growth will be dependent upon our ability to successfully acquire new properties on favorable terms. As we acquire additional properties, we will be subject to risks associated with managing new properties, including lease-up and integration risks. Newly developed and recently acquired properties may not perform as expected and may have characteristics or deficiencies unknown to us at the time of acquisition. Future acquisition opportunities may not be available to us on terms that meet our investment criteria or we may be unsuccessful in capitalizing on such opportunities. Our ability to capitalize on such opportunities will be largely dependent upon external sources of capital that may not be available to us on favorable terms or at all.

Our ability to acquire properties on favorable terms and successfully operate them involve the following significant risks:

•	our potential inability to acquire a desired property may be caused by competition from other real estate investors;

•	competition from other potential acquirers may significantly increase the purchase price;

•	we may be unable to finance an acquisition on favorable terms or at all;

•	we may have to incur significant capital expenditures to improve or renovate acquired properties;

•	we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations;

•	market conditions may result in higher than expected costs and vacancy rates and lower than expected rental rates; and

•	we may acquire properties subject to liabilities but without any recourse, or with only limited recourse, to the sellers, or with liabilities that are unknown to us, such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of our properties and claims for indemnification by members, directors, officers and others indemnified by the former owners of our properties.

Our failure to finance property acquisitions on favorable terms, or operate acquired properties to meet our financial expectations, could adversely affect us.

Our debt level reduces cash available for distribution and may expose us to the risk of default under our debt obligations.

As of June 30, 2005, our total consolidated indebtedness was approximately $332.6 million (excluding unamortized debt premiums). Our debt service obligations expose us to the risk of default and reduce or eliminate cash resources that are available to operate our business or pay distributions that are necessary to maintain our qualification as a real estate investment trust or REIT. There is no limit on the amount of indebtedness that we may incur except as provided by the covenants in our revolving credit facility. We expect to incur additional indebtedness under our revolving credit facility to fund future property development and acquisitions and other working capital needs, which may include the payment of distributions to our stockholders. The amount available to us and our ability to borrow from time to time under our revolving credit facility is subject to certain conditions and the satisfaction of specified financial covenants. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	We may be unable to borrow additional funds as needed or on favorable terms.

•	We may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness.

•	We may be forced to dispose of one or more of our properties, possibly on disadvantageous terms.

•	We may default on our payment or other obligations as a result of insufficient cash flow or otherwise, which may result in a cross-default on our other obligations, and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases.

•	Foreclosures could create taxable income without accompanying cash proceeds, a circumstance that could hinder our ability to meet the REIT distribution requirements imposed by the Internal Revenue Code.

We may not be able to recover pre-development costs for university developments.

University systems and educational institutions typically award us development services contracts on the basis of a competitive award process, but such contracts are typically executed following the formal approval of the transaction by the institution’s governing body. In the intervening period, we may incur significant pre-development and other costs in the expectation that the development services contract will be executed. If an institution’s governing body does not ultimately approve our selection and the terms of the pending development contract, we may not be able to recoup these costs from the institution and the resulting losses could be material.

Our awarded projects may not be successfully structured or financed and may delay our recognition of revenues.

The recognition and timing of revenues from our awarded development services projects will, among other things, be contingent upon successfully structuring and closing project financing as well as the timing of construction. The development projects that we have been awarded have at times been delayed beyond the originally scheduled construction commencement date. If such delays were to occur with our current awarded projects, our recognition of expected revenues and receipt of expected fees from these projects would be delayed.

We may encounter delays in completion or experience cost overruns with respect to our properties that are under construction.

As of June 30, 2005, we were in the process of constructing one owned off-campus property and were in pre-development on two additional owned off-campus properties. We were also in the process of constructing one on-campus participating property. These properties are subject to the various risks relating to properties that are under construction referred to elsewhere in these risk factors, including the risks that we may encounter delays in completion and that these projects may experience cost overruns. These properties may not be completed on time. Additionally, if we do not complete the construction of certain of our properties on schedule, we may be required to provide alternative housing to the students with whom we have signed leases. We generally do not make any arrangements for such alternative housing for these properties and we would likely incur significant expenses in the event we provide such housing. If construction is not completed on schedule, students may attempt to break their leases and our occupancy at such properties for that academic year may suffer.

Our guarantees could result in liabilities in excess of our development fees.

In third party developments, we typically provide guarantees of the obligations of the developer, including development budgets and timely project completion. These guarantees include, among other things, the cost of providing alternate housing for students in the event we do not timely complete a development project. These guarantees typically exclude delays resulting from force majeure and also, in third party transactions, are typically limited in amount to the amount of our development fees from the project. In certain cases, however, our contingent liability under these guarantees has exceeded our development fee from the project and we may agree to such arrangements in the future. Our obligations under alternative housing guarantees typically expire five days after construction is complete. Project cost guarantees are normally satisfied within one year after completion of the project.

Universities have the right to terminate our participating ground leases.

The ground leases through which we own our on-campus participating properties provide that the university lessor may purchase our interest in and assume the management of the facility, with the purchase price calculated at the discounted present cash value of our leasehold interest. The exercise of any such buyout would result in a significant reduction in our portfolio.

Risks Related to the Real Estate Industry

Our performance and value are subject to risks associated with real estate assets and with the real estate industry.

Our ability to satisfy our financial obligations and make expected distributions to our stockholders depends on our ability to generate cash revenues in excess of expenses and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include:

•	general economic conditions;

•	rising level of interest rates;

•	local oversupply, increased competition or reduction in demand for student housing;

•	inability to collect rent from tenants;

•	vacancies or our inability to rent space on favorable terms;

•	inability to finance property development and acquisitions on favorable terms;

•	increased operating costs, including insurance premiums, utilities, and real estate taxes;

•	costs of complying with changes in governmental regulations;

•	the relative illiquidity of real estate investments;

•	decreases in student enrollment at particular colleges and universities;

•	changes in university policies related to admissions; and

•	changing student demographics.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect us.

Potential losses may not be covered by insurance.

We carry fire, earthquake, terrorism, business interruption, vandalism, malicious mischief, boiler and machinery, commercial general liability and workers’ compensation insurance covering all of the properties in our portfolio under various policies. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. There are, however, certain types of losses, such as property damage from generally unsecured losses such as riots, wars, punitive damage awards or acts of God, that may be either uninsurable or not economically insurable. Some of our properties are insured subject to limitations involving large deductibles and policy limits that may not be sufficient to cover losses. In addition, we may discontinue earthquake, terrorism or other insurance on some or all of our properties in the future if the cost of premiums for any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss.

If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged and require substantial expenditures to rebuild or repair. In the event of a significant loss at one or more of our properties, the remaining insurance under our policies, if any, could be insufficient to adequately insure our other properties. In such event, securing additional insurance, if possible, could be significantly more expensive than our current policies.

Unionization or work stoppages could have an adverse effect on us.

We are at times required to use unionized construction workers or to pay the prevailing wage in a jurisdiction to such workers. Due to the highly labor intensive and price competitive nature of the construction business, the cost of unionization and/or prevailing wage requirements for new developments could be substantial. Unionization and prevailing wage requirements could adversely affect a new development’s profitability. Union activity or a union workforce could increase the risk of a strike, which would adversely affect our ability to meet our construction timetables.

We could incur significant costs related to government regulation and private litigation over environmental matters.

Under various environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), a current or previous owner or operator of real property may be liable for contamination resulting from the release or threatened release of hazardous or toxic substances or petroleum at that property, and an entity that arranges for the disposal or treatment of a hazardous or toxic substance or petroleum at another property may be held jointly and severally liable for the cost to investigate and clean up such property or other affected property. Such parties are known as potentially responsible parties (“PRPs”). Such environmental laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the costs of any required investigation or cleanup of these substances can be substantial. PRPs are liable to the government as well as to other PRPs who may have claims for contribution. The liability is generally not limited under such laws and could exceed the property’s value and the aggregate assets of the liable party. The presence of contamination or the failure to remediate contamination at our properties may expose us to third party liability for personal injury or property damage, or adversely affect our ability to sell, lease or develop the real property or to borrow using the real property as collateral.

Environmental laws also impose ongoing compliance requirements on owners and operators of real property. Environmental laws potentially affecting us address a wide variety of matters, including, but not limited to, asbestos-containing building materials (“ACBM”), storage tanks, stormwater and wastewater discharges, lead-based paint, wetlands, and hazardous wastes. Failure to comply with these laws could result in fines and penalties or expose us to third party liability. Some of our properties may have conditions that are subject to these requirements and we could be liable for such fines or penalties or liable to third parties.

Existing conditions at some of our properties may expose us to liability related to environmental matters.

Some of the properties in our portfolio may contain asbestos-containing building materials, or ACBMs. Environmental laws require that ACBMs be properly managed and maintained, and may impose fines and penalties on building owners or operators for failure to comply with these requirements. Also, some of the properties in our portfolio contain, or may have contained, or are adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products or other hazardous or toxic substances. These operations create a potential for the release of petroleum products or other hazardous or toxic substances. Third parties may be permitted by law to seek recovery from owners or operators for personal injury associated with exposure to contaminants, including, but not limited to, petroleum products, hazardous or toxic substances, and asbestos fibers. Also, some of the properties may contain regulated wetlands that can delay or impede development or require costs to be incurred to mitigate the impact of any disturbance. Absent appropriate permits, we can be held responsible for restoring wetlands and be required to pay fines and penalties.

Some of the properties in our portfolio may contain microbial matter such as mold, mildew and viruses. The presence of microbial matter could adversely affect our results of operations. In addition, if any property in our portfolio is not properly connected to a water or sewer system, or if the integrity of such systems are breached, microbial matter or other contamination can develop. If this were to occur, we could incur significant remedial costs and we may also be subject to material private damage claims and awards, which could be material. If we become subject to claims in this regard, it could materially and adversely affect us and our insurability for such matters in the future.

From time to time, the United States Environmental Protection Agency, or EPA, designates certain sites affected by hazardous substances as “Superfund” sites pursuant to CERCLA. Superfund sites can cover large areas, affecting many different parcels of land. Although CERCLA imposes joint and several liability for contamination on property owners and operators regardless of fault, the EPA may chose to pursue PRPs based on their actual contribution to the contamination. PRPs are liable for the costs of responding to the hazardous substances. Commons on Apache, The Village on University and University Village at San Bernardino (which we disposed of in January 2005) are located within federal Superfund sites. EPA designated these areas as Superfund sites because groundwater beneath these areas is contaminated. We have not been named as a PRP with respect to these sites.

Independent environmental consultants conducted Phase I environmental site assessments on all of the owned properties and on-campus participating properties in our existing portfolio. Phase I environmental site assessments are intended to evaluate information regarding the environmental condition of the surveyed property and surrounding properties based generally on visual observations, interviews and certain publicly available databases. These assessments do not typically take into account all environmental issues, including, but not limited to, testing of soil or groundwater, comprehensive asbestos survey or an invasive inspection for the presence of mold contamination. In some cases where prior use was a concern, additional study was undertaken.

These assessments may have failed to reveal all environmental conditions, liabilities, or compliance concerns. Material environmental conditions, liabilities, or compliance concerns may have arisen after the assessments were conducted or may arise in the future. In addition, future laws, ordinances or regulations may impose material additional environmental liability. The costs of future environmental compliance may affect our ability to pay distributions to you and such costs or other remedial measures may be material to us.

We may incur environmental liabilities.

We do not carry environmental insurance on our properties. Environmental liability at any of our properties may have a material adverse effect on our financial condition, results of operations, cash flow, the trading price of our stock or our ability to satisfy our debt service obligations and pay dividends or distributions to our stockholders.

We may incur significant costs complying with the Americans with Disabilities Act and similar laws.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Additional federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. For example, the Fair Housing Amendments Act of 1988, or FHAA, requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. We have not conducted an audit or investigation of all of our properties to determine our compliance with present requirements. Noncompliance with the ADA or FHAA could result in the imposition of fines or an award or damages to private litigants and also could result in an order to correct any non-complying feature. We cannot predict the ultimate amount of the cost of compliance with the ADA, FHAA or other legislation. If we incur substantial costs to comply with the ADA, FHAA or any other legislation, we could be materially and adversely affected.

We may incur significant costs complying with other regulations.

The properties in our portfolio are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. Furthermore, existing requirements could change and require us to make significant unanticipated expenditures that would materially and adversely affect us.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers’ financial condition and disputes between our co-venturers and us.

We have in the past co-invested, and anticipate that we will continue in the future to co-invest, with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In connection with joint venture investments, we do not have sole decision-making control regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that our partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Our partners or co-venturers also may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our preferences, policies or objectives. Such investments also will have the potential risk of impasses on decisions, such as a sale, because neither we nor our partners or co-venturers would have full control over the partnership or joint venture. Disputes between us and our partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort exclusively on our business. Consequently, actions by or disputes with our partners or co-venturers might result in subjecting properties owned by the partnership, joint venture or other entity to additional risk. In addition, we may in certain circumstances be liable for the actions of our partners or co-venturers.

Risks Related to Our Organization and Structure

We are recently organized and have a limited operating history.

We were organized in March 2004 and have a limited operating history. In addition, all of our properties have been acquired or developed by us or our predecessors within the past nine years and have limited operating histories under current management. Consequently, our historical operating results and the financial data incorporated by reference in this prospectus may not be useful in assessing our likely future performance. The operating performance of the properties may decline under our management. We may not be able to generate sufficient cash from operations to satisfy our financial obligations and make distributions to our stockholders.

We will also be subject to the risks generally associated with the operation of a relatively new business.

To qualify as a REIT, we may be forced to limit the activities of our TRS.

To qualify as a REIT, no more than 20% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries, such as American Campus Communities Services, Inc., our taxable REIT subsidiary, or our TRS. Certain of our activities, such as our third party development, management and leasing services, must be conducted through our TRS for us to qualify as a REIT. In addition, certain non-customary services must be provided by a taxable REIT subsidiary or an independent contractor. If the revenues from such activities create a risk that the value of our TRS, based on revenues or otherwise, approaches the 20% threshold, we will be forced to curtail such activities or take other steps to remain under the 20% threshold. Since the 20% threshold is based on value, it is possible that the IRS could successfully contend that the value of our TRS exceeds the 20% threshold even if our TRS accounts for less than 20% of our consolidated revenues, income or cash flow. Our on-campus participating properties and our third party services are held by our TRS. Consequently, income earned from our on-campus participating properties and our third party services will be subject to regular federal income taxation and state and local income taxation where applicable, thus reducing the amount of cash available for distribution to our stockholders.

Our TRS is a taxable REIT subsidiary and is not permitted to directly or indirectly operate or manage a “hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis.” We believe that our method of operating our TRS will not be considered to constitute such an activity. Future Treasury Regulations or other guidance interpreting the applicable provisions might adopt a different approach, or the IRS might disagree with our conclusion. In such event we might be forced to change our method of operating our TRS, which could adversely affect us, or our TRS could fail to qualify as a taxable REIT subsidiary, which would likely cause us to fail to qualify as a REIT.

Failure to qualify as a REIT would have significant adverse consequences to us and the value of our securities.

We intend to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes under the Internal Revenue Code. If we lose our REIT status, we will face serious tax consequences that would substantially reduce or eliminate the funds available for investment and for distribution to stockholders for each of the years involved, because:

•	we would not be allowed a deduction for dividends to stockholders in computing our taxable income and such amounts would be subject to federal income tax at regular corporate rates;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

In addition, if we fail to qualify as a REIT, we will not be required to pay dividends to stockholders, and all dividends to stockholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and would adversely affect the value of our common stock.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury Regulations that have been promulgated under the Internal Revenue Code is greater in the case of a REIT that, like us, holds its assets through a partnership or a limited liability company. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the composition of our assets and “two gross income tests”: (a) at least 75% of our gross income in any year must be derived from qualified sources, such as “rents from real property,” mortgage interest, dividends from other REITs and gains from sale of such assets, and (b) at least 95% of our gross income must be derived from sources meeting the 75% income test above, and other passive investment sources, such as other interest and dividends and gains from sale of securities. Also, we must pay dividends to stockholders aggregating annually at least 90% of our REIT taxable income, excluding any net capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect our investors, our ability to qualify as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer or if our TRS enters into agreements with us or our tenants on a basis that is determined to be other than an arm’s length basis.

To qualify as a REIT, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.

In order to qualify as a REIT, we are required under the Internal Revenue Code to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. Our TRS may, in its discretion, retain any income it generates net of any tax liability it incurs on that income without affecting the 90% distribution requirements to which we are subject as a REIT. Net income of our TRS is included in REIT taxable income and increases the amount required to be distributed, only if such amounts are paid out as a dividend by our TRS. If our TRS distributes any of its after-tax income to us, that distribution will be included in our REIT taxable income. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we will be compelled to rely on third party sources to fund our capital needs. We may not be able to obtain this financing on favorable terms or at all. Any additional indebtedness that we incur will increase our leverage. Our access to third party sources of capital depends, in part, on:

•	general market conditions;

•	our current debt levels and the number of properties subject to encumbrances;

•	our current performance and the market’s perception of our growth potential;

•	our cash flow and cash dividends; and

•	the market price per share of our stock.

If we cannot obtain capital from third party sources, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our debt service obligations or make the cash distributions to our stockholders, including those necessary to qualify as a REIT.

Our charter contains restrictions on the ownership and transfer of our stock.

Our charter provides that, subject to certain exceptions, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% by value of all our outstanding shares, including both common and preferred stock. We refer to this restriction as the “ownership limit.” A person or entity that becomes subject to the ownership limit by virtue of a violative transfer that results in a transfer to a trust is referred to as a “purported beneficial transferee” if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of our stock, or is referred to as a “purported record transferee” if, had the violative transfer been effective, the person or entity would have been solely a record owner of our stock.

The constructive ownership rules under the Internal Revenue Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our stock (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding stock and thereby subject the stock to the ownership limit. Our charter, however, requires exceptions to be made to this limitation if our board of directors determines that such exceptions will not jeopardize our tax status as a REIT. This ownership limit could delay, defer or prevent a change of control or other transaction that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Certain tax and anti-takeover provisions of our charter and bylaws may inhibit a change of our control.

Certain provisions contained in our charter and bylaws and the Maryland General Corporation Law may discourage a third party from making a tender offer or acquisition proposal to us. If this were to happen, it could delay, deter or prevent a change in control or the removal of existing management. These provisions also may delay or prevent the stockholders from receiving a premium for their shares of common stock over then-prevailing market prices. These provisions include:

•	the REIT ownership limit described above;

•	authorization of the issuance of our preferred stock with powers, preferences or rights to be determined by our board of directors;

•	the right of our board of directors, without a stockholder vote, to increase our authorized shares and classify or reclassify unissued shares;

•	advance-notice requirements for stockholder nomination of directors and for other proposals to be presented to stockholder meetings; and

•	the requirement that a majority vote of the holders of common stock is needed to remove a member of our board of directors for “cause.”

The Maryland business statutes also impose potential restrictions on a change of control of our company.

Various Maryland laws may have the effect of discouraging offers to acquire us, even if the acquisition would be advantageous to stockholders. Our bylaws exempt us from some of those laws, such as the control share acquisition provisions, but our board of directors can change our bylaws at any time to make these provisions applicable to us.

We have the right to change some of our policies that may be important to our stockholders without stockholder consent.

Our major policies, including our policies with respect to investments, leverage, financing, growth, debt and capitalization, are determined by our board of directors or those committees or officers to whom our board of directors has delegated that authority. Our board of directors also establishes the amount of any dividends or distributions that we pay to our stockholders. Our board of directors may amend or revise the listed policies, our dividend or distribution payment amounts and other policies from time to time without stockholder vote. Accordingly, our stockholders may not have control over changes in our policies.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believe to be in our best interests and with the care that an ordinary prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors’ and officers’ liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our bylaws require us to indemnify directors and officers for liability resulting from actions taken by them in those capacitates to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

Our success depends on key personnel whose continued service is not guaranteed.

We are dependent upon the efforts of our key personnel, particularly William C. Bayless, Jr., our President and Chief Executive Officer, Brian B. Nickel, our Executive Vice President, Chief Financial Officer and Secretary, James C. Hopke, Jr., our Executive Vice President and Chief Investment Officer, and Greg A. Dowell, our Executive Vice President and Chief of Operations. Mr. Bayless has directed the company’s key business segments since inception and possesses nearly 20 years of student housing development and management experience. Messrs. Bayless, Nickel, Hopke and Dowell all have substantial industry reputations that attract business and investment opportunities and assist us in negotiations with lenders, universities and industry personnel. Jason R. Wills, our Senior Vice President — Marketing and Business Development, and Brian N. Winger, our Senior Vice President — Development, both have strong industry reputations and specialized experience, which aid us in developing, acquiring and managing our properties. The loss of the services of any of such personnel could materially and adversely affect us.

The majority of our management have limited experience operating a REIT or a public company.

We have a limited operating history as a REIT or a public company. Our board of directors and executive officers have overall responsibility for our management. While our executive and senior officers have extensive experience in real estate marketing, development, management and finance, they have limited prior experience in operating a business in accordance with the Internal Revenue Code requirements for qualification as a REIT, operating a public company or complying with the Securities and Exchange Commission, or the SEC, regulations. Failure to qualify as a REIT would have an adverse effect on our cash available for distribution to our stockholders. Failure to properly comply with SEC regulations and requirements could impair our ability to operate as a public company.

We may not be able to make distributions to our stockholders in the future.

We are required to distribute 90% of our REIT taxable income (excluding capital gains) on an annual basis in order to qualify as a REIT for federal income tax purposes. Accordingly, we intend to make, but are not contractually bound to make, regular quarterly distributions to common stockholders and holders of units in our operating partnership. If we do not generate revenues from our properties and third party development and management services sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow will decrease. This could have an adverse effect on our ability to satisfy our financial obligations and pay distributions to our stockholders. We may be required to use borrowings under the credit facility, if necessary, to meet REIT distribution requirements and qualify as a REIT. However, our revolving credit facility contains covenants that restrict our ability to pay distributions or other amounts to our stockholders unless certain tests are satisfied and also contains certain provisions restricting our ability to draw funds under the facility. We expect to incur additional indebtedness through borrowings under our credit facility to fund future property development, acquisitions and other working capital needs, which may include the payment of distributions to our stockholders. All distributions are at the discretion of our board of directors. The board of directors considers market factors and our performance in addition to REIT requirements in determining distribution levels. To the extent we use our working capital or borrowings under our revolving credit facility to fund our distributions, our financial condition and our ability to access these funds for other purposes, such as the expansion of our business or future distributions, could be adversely affected. Any such distributions from working capital or borrowings may represent a return of capital for federal income tax purposes.

Our distributions will not be eligible for the recent lower tax rate on dividends except in limited situations.

Unlike dividends received from a corporation that is not a REIT, our distributions to individual stockholders generally will not be eligible for the recent lower tax rate on dividends except in limited situations.

Market interest rates may have an effect on the value of our securities.

One of the factors that will influence the price of our common stock will be the dividend yield on our common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield in order to maintain their investment, which could adversely affect the market price of our outstanding equity or debt securities. In addition, we have incurred and expect to continue to incur debt in the future, some of which may have variable or floating interest rates. Accordingly, higher interest rates would likely increase our borrowing costs and potentially decrease funds available to meet our financial obligations and for distribution to our stockholders.

Issuance of debt or equity securities may adversely affect our financial condition.

Our capital requirements depend on numerous factors, including the occupancy rates of our properties, distribution payment rates to our stockholders, development and capital expenditures, costs of operations and potential acquisitions. We cannot accurately predict the timing and amount of our capital requirements. If our capital requirements vary materially from our plans, we may require additional financing sooner than anticipated. Accordingly, we could become more leveraged, resulting in increased risk of default on our obligations and in an increase in our debt service requirements, both of which could adversely affect our financial condition and our ability to access debt and equity capital markets in the future.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, you may read and copy our SEC filings at the office of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Our website address is www.studenthousing.com.

This prospectus is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits some of the information contained in the registration statement. We have also filed exhibits and schedules to the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect or obtain a copy of the registration statement, including the exhibits and schedules, as described in the previous paragraph.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the SEC (File No. 1-12110) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005; and

•	Current Reports on Form 8-K filed on February 8, 2005 as amended by the Current Report on Form 8-K/A filed on April 19, 2005, April 4, 2005 as amended by the Current Report on Form 8-K/A filed on June 6, 2005, May 3, 2005 and June 20, 2005.

You may request a copy of these filings at no cost by writing or telephoning Investor Relations, at the following address and telephone number:

American Campus Communities, Inc.
805 Las Cimas Parkway, Suite 400
Austin, Texas 78746
(512) 732-1000

You should rely only on the information incorporated by reference or provided in this prospectus or in the supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

THE COMPANY

We are one of the largest owners, managers and developers of high quality student housing properties in the United States in terms of beds owned and under management. We are a fully-integrated, self-managed and self-administered REIT with expertise in the acquisition, design, financing, development, construction management, leasing and management of student housing properties. As of June 30, 2005, our property portfolio consisted of 24 high-quality student housing properties with approximately 5,200 apartment units and 15,600 beds, consisting of 19 owned off-campus student housing properties within close proximity to 22 colleges and universities in nine states, and five on-campus participating properties owned through ground/facility leases with the respective university systems. These communities contain modern housing units, offer resort-style amenities and are supported by a classic resident assistant system and other student oriented programming.

We are also one of the nation’s leaders in providing third party services to colleges and universities for the management and development of on-campus student housing. We manage 19 properties on a third party basis primarily for colleges, universities and financial institutions. These third party managed properties contain approximately 11,300 beds in approximately 4,500 units.

Our executive offices are located at 805 Las Cimas Parkway, Suite 400, Austin, Texas 78746, and our telephone number is (512) 732-1000.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus and any supplement that are “forward-looking” in that they do not discuss historical fact, but instead note future expectations, projections, intentions or other items relating to the future. These forward-looking statements include those made in the documents incorporated by reference in this prospectus. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	changing university admission and housing policies;

•	adverse economic or real estate developments;

•	general economic conditions;

•	future terrorist attacks in the U.S. or hostilities involving the U.S.;

•	defaults on or non-renewal of leases by student-tenants;

•	increased interest rates and operating costs;

•	debt levels and property encumbrances;

•	our failure to obtain necessary third party financing;

•	decreased rental rates or increased vacancy rates resulting from competition or otherwise;

•	difficulties in identifying properties to acquire and completing acquisitions;

•	our failure to successfully operate acquired properties and operations;

•	our failure to successfully develop properties in a timely manner;

•	our failure to maintain our status as a REIT;

•	environmental costs, uncertainties and risks, especially those related to natural disasters;

•	financial market fluctuations;

•	changes in real estate and zoning laws and increases in real property tax rates; and

•	other risks detailed in our other SEC reports or filings

For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section above entitled “Risk Factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities for general corporate purposes. Those purposes include the repayment or refinancing of debt, property acquisitions and development in the ordinary course of business, working capital, investment in financing transactions and capital expenditures.

We will describe in the supplement any proposed use of proceeds other than for general corporate purposes.

DESCRIPTION OF CAPITAL STOCK

General

Authorized Shares.  Our charter provides that we may issue up to 800,000,000 shares of our common stock, $0.01 par value per share, and 200,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this prospectus, 17,190,000 shares of common stock and no shares of preferred stock are issued and outstanding.

Authority of Our Board of Directors Relating to Authorized Shares.  Our charter authorizes our board of directors to amend our charter to increase or decrease the total number of our authorized shares, or the number of shares of any class or series of capital stock that we have authority to issue, without stockholder approval. Our board of directors also has the authority, under our charter and without stockholder approval, to classify any unissued shares of common or preferred stock into one or more classes or series of stock and to reclassify any previously classified but unissued shares of any series of our common or preferred stock. If, however, there are any laws or stock exchange rules that require us to obtain stockholder approval in order for us to take these actions, we will contact our stockholders to solicit that approval.

We believe that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock and then issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that may arise in the future. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors has no present intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change of control that would involve a premium price for holders of our common stock or otherwise be favorable to them.

Terms and Conditions of Authorized Shares.  Prior to issuance of shares of each class or series, our board of directors is required by Maryland law and our charter to set, subject to the provisions of our charter regarding restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. As a result, our board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control that would involve a premium price for holders of our common stock or otherwise be favorable to them.

Stockholder Liability.  Applicable Maryland law provides that our stockholders will not be personally liable for our acts and obligations and that our funds and property will be the only recourse for our acts and obligations.

Common Stock

All shares of our common stock are duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of the charter regarding restrictions on transfer of stock, holders of shares of our common stock are entitled to receive distributions on such stock if, as and when authorized by our board of directors out of assets legally available for the payment of distributions, and declared by us, and to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities.

Subject to the provisions of our charter regarding restrictions on transfer of stock, as described in more detail below under “Restrictions on Transfer,” each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. Under Maryland law, the holders of a plurality of the votes cast at a meeting at which directors are to be elected is sufficient to elect a director unless a corporation’s charter or bylaws provide otherwise. Our bylaws provide for such plurality voting in the election of directors.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive or other rights to subscribe for any of our securities. Subject to the provisions of our charter regarding the restrictions on transfer of stock, shares of our common stock will have equal dividend, liquidation and other rights.

Preferred Stock

Under our charter, our board of directors may from time to time establish and issue one or more series of preferred stock without stockholder approval. Prior to issuance of shares of each series, our board of directors is required by Maryland law and our charter to set, subject to the provisions of our charter regarding restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each series. As of the date hereof, no shares of preferred stock are outstanding and we have no present plans to issue any preferred stock.

Restrictions on Transfer

In order for us to qualify as a REIT under the Internal Revenue Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% by value of all of our outstanding shares, including both common and preferred stock. We refer to this restriction as the “ownership limit.” A person or entity that becomes subject to the ownership limit by virtue of a violative transfer that results in a transfer to a trust, as set forth below, is referred to as a “purported beneficial transferee” if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of our stock, or is referred to as a “purported record transferee” if, had the violative transfer been effective, the person or entity would have been solely a record owner of our stock.

The constructive ownership rules under the Internal Revenue Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our stock (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding stock and thereby subject the stock to the applicable ownership limit.

Our board of directors must waive the ownership limit with respect to a particular person if it:

•	determines that such ownership will not cause any individual’s beneficial ownership of shares of our stock to violate the ownership limit and that any exemption from the ownership limit will not jeopardize our status as a REIT; and

•	determines that such stockholder does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity whose operations are attributed in whole or in part to us) that would cause us to own, actually or constructively, more than a 9.8% interest (as set forth in Section 856(d)(2)(B) of the Internal Revenue Code) in such tenant or that any such ownership would not cause us to fail to qualify as a REIT under the Internal Revenue Code.

As a condition of our waiver, our board of directors may require the applicant to submit such information as the board of directors may reasonably need to make the determinations regarding our REIT status and additionally may require an opinion of counsel or IRS ruling satisfactory to our board of directors, and/or representations or undertakings from the applicant with respect to preserving our REIT status.

In connection with the waiver of the ownership limit or at any other time, our board of directors may increase the ownership limitation for some persons and decrease the ownership limit for all other persons and entities; provided, however, that the decreased ownership limit will not be effective for any person or entity whose percentage ownership in our stock is in excess of such decreased ownership limit until such time as such person or entity’s percentage of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock in excess of such percentage ownership of our common stock will be in violation of the ownership limit. Additionally, the new ownership limit may not allow five or fewer stockholders to beneficially own more than 50% in value of our outstanding stock.

Our charter provisions further prohibit:

•	any person from beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing provisions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit as permitted by our board of directors, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the ownership limit (rounded up to the nearest whole share). That number of shares in excess of the ownership limit will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the purported record transferee, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or as otherwise permitted by our board of directors, then our charter provides that the transfer of the excess shares will be void.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the purported record transferee for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares of our stock at market price, the last reported sales price reported on the NYSE on the trading day immediately preceding the day of the event which resulted in the transfer of such shares of our stock to the trust); and (ii) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported record transferee and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or as otherwise permitted by our board of directors. After that, the trustee must distribute to the purported record transferee an amount equal to the lesser of (i) the price paid by the purported record transferee or owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price reported on the NYSE on the trading day immediately preceding the relevant date); and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. The purported beneficial transferee or purported record transferee has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any purported record transferee or purported beneficial transferee. Prior to the sale of any excess shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the excess shares, and may also exercise all voting rights with respect to the excess shares.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a purported record transferee prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

Any beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner must, on request, provide us with a completed questionnaire containing the information regarding their ownership of such shares, as set forth in the applicable Treasury Regulations. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner shall, on request, be required to disclose to us in writing such information as we may request in order to determine the effect, if any, of such stockholder’s actual and constructive ownership of shares of our stock on our status as a REIT and to ensure compliance with the ownership limit, or as otherwise permitted by our board of directors.

All certificates representing shares of our stock bear a legend referring to the restrictions described above.

This ownership limit could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our stock or otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, preferred stock or common stock. We may issue warrants independently or together with debt securities, preferred stock or common stock or attached to or separate from the offered securities. We will issue each series of warrants under a separate warrant agreement between us and a bank or trust company as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not act for or on behalf of warrant holders.

This summary of some of the provisions of the warrants is not complete. You should refer to the provisions of the warrant agreement that will be filed with the SEC as part of the offering of any warrants. To obtain a copy of this document, see “Where You Can Find More Information” on page 14.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be issued under an indenture between us and J.P. Morgan Trust Company, National Association, as trustee.

The following summary of some of the provisions of the indenture is not complete. You should look at the indenture that is filed as an exhibit to the registration statement of which this prospectus is a part. To obtain a copy of the indenture or other documents that we file with the SEC, see “Where You Can Find More Information” on page 14.

General

The debt securities will be direct, unsecured and unsubordinated obligations and will rank equally with all other of our unsecured and unsubordinated indebtedness. The indenture does not limit the amount of debt securities that we can offer under it.

We may issue additional debt securities without your consent. We may issue debt securities in one or more series. We are not required to issue all debt securities of one series at the same time. Also, unless otherwise provided, we may open a series without the consent of the holders of the debt securities of this series, for issuances of additional debt securities of this series.

The supplement will address the following terms of the debt securities:

•	their title;

•	any limits on the principal amounts to be issued;

•	the dates on which the principal is payable;

•	the rates, which may be fixed or variable, at which they will bear interest, or the method for determining rates;

•	the dates from which the interest will accrue and be payable, or the method of determining those dates, and any record dates for the payments due;

•	any provisions for redemption, conversion or exchange, at our option or otherwise, including the periods, prices and terms of redemption or conversion;

•	any sinking fund or similar provisions, whether mandatory or at the holder’s option, along with the periods, prices and terms of redemption, purchase or repayment;

•	the amount or percentage payable if we accelerate their maturity, if other than the principal amount;

•	any changes to the events of default or covenants set forth in the indenture;

•	the terms of subordination, if any;

•	whether the series may be reopened; and

•	any other terms consistent with the indenture.

We may authorize and determine the terms of a series of debt securities by resolution of our board of directors or one of its committees or through a supplemental indenture.

Form of Debt Securities

Unless the supplement otherwise provides, the debt securities will be issued in registered form. We will issue debt securities only in denominations of $1,000 and integral multiples of that amount.

Unless the supplement otherwise provides, we will issue debt securities as one or more global securities. This means that we will not issue certificates to each holder. We generally will issue global securities in the total principal amount of the debt securities in a series. Debt securities in global form will be deposited with or on behalf of a depositary. Debt securities in global form may not be transferred except as a whole among the depositary, a nominee of or a successor to the depositary and any nominee of that successor. Unless otherwise identified in the supplement, the depositary will be The Depository Trust Company (“DTC”).

We may determine not to use global securities for any series. In that event, we will issue debt securities in certificated form.

The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in certificated form. Those laws and some conditions on transfer of global securities may impair the ability to transfer interests in global securities.

Ownership of Global Securities

So long as the depositary or its nominee is the registered owner of a global security, that entity will be the sole holder of the debt securities represented by that instrument. Both we and the trustee are only required to treat the depositary or its nominee as the legal owner of those securities for all purposes under the indenture.

Unless otherwise specified in this prospectus or the supplement, no actual purchaser of debt securities represented by a global security will be entitled to receive physical delivery of certificated securities or will be considered the holder of those securities for any purpose under the indenture. In addition, no actual purchaser will be able to transfer or exchange global securities unless otherwise specified in this prospectus or the supplement. As a result, each actual purchaser must rely on the procedures of the depositary to exercise any rights of a holder under the indenture. Also, if an actual purchaser is not a participant in the depositary, the actual purchaser must rely on the procedures of the participant through which it owns its interest in the global security.

The Depository Trust Company

The following applies to the extent that DTC is the depositary, unless otherwise provided in the supplement.

Registered Owner.  The debt securities will be issued as fully registered securities in the name of Cede & Co., which is DTC’s partnership nominee. The trustee will deposit the global security with the depositary. The deposit with the depositary and its registration in the name of Cede & Co. will not change the nature of the actual purchaser’s ownership interest in the debt securities.

DTC’s Organization.  DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of that law, a member of the Federal Reserve

System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC is owned by a number of its direct participants and the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and some other organizations who directly participate in DTC. Other entities may access DTC’s system by clearing transactions through or maintaining a custodial relationship with direct participants. The rules applicable to DTC and its participants are on file with the SEC.

DTC’s Activities.  DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participant’s accounts. Doing so eliminates the need for physical movement of securities certificates.

Participants’ Records.  Except as otherwise provided in this prospectus or a supplement, purchases of debt securities must be made by or through a direct participant, which will receive a credit for the securities on the depositary’s records. The purchaser’s interest is in turn to be recorded on the participants’ records. Actual purchasers will not receive written confirmations from the depositary of their purchase, but they generally receive confirmations along with periodic statements of their holdings from the participants through which they entered into the transaction.

Transfers of interest in the global securities will be made on the books of the participants on behalf of the actual purchasers. Certificates representing the interest of the actual purchasers in the securities will not be issued unless the use of global securities is suspended.

The depositary has no knowledge of the actual purchasers of global securities. The depositary’s records only reflect the identity of the direct participants, who are responsible for keeping account of their holdings on behalf of their customers.

Notices Among the Depositary, Participants and Actual Owners.  Notices and other communications by the depositary, its participants and the actual purchasers will be governed by arrangements among them, subject to any legal requirements in effect.

Voting Procedures.  Neither DTC nor Cede & Co. will give consents for or vote the global securities. The depositary generally mails an omnibus proxy to us just after the applicable record date. That proxy assigns Cede & Co.’s voting rights to the direct participants to whose accounts the securities are credited at that time.

Payments.  Principal and interest payments made by us will be delivered to the depositary. DTC’s practice is to credit direct participants’ accounts on the applicable payment date unless it has reason to believe that it will not receive payment on that date. Payments by participants to actual purchasers will be governed by standing instructions and customary practices, as is the case with securities held for customers in bearer form or registered in “street name.” Those payments will be the responsibility of that participant, not the depositary, the trustee or us, subject to any legal requirements in effect at that time.

We are responsible for payment of principal, interest and premium, if any, to the trustee, who is responsible to pay it to the depositary. The depositary is responsible for disbursing those payments to direct participants. The participants are responsible for disbursing payment to the actual purchasers.

Transfer or Exchange of Debt Securities

You may transfer or exchange debt securities other than global securities without service charge at the corporate trust office of the trustee. You may also surrender debt securities other than global securities for conversion or registration of transfer without service charge at the corporate trust office of the trustee. You must execute a proper form of transfer and pay any taxes or other governmental charges resulting from that action.

Transfer Agent

If we designate a transfer agent in addition to the trustee in a supplement, we may at any time rescind this designation or approve a change in the location through which the transfer agent acts. We will, however, be required to maintain a transfer agent in each place of payment for a series of debt securities. We may at any time designate additional transfer agents for a series of debt securities.

Covenants

The following is a summary of some of the covenants we have made in the indenture.

Existence.  Except in connection with permitted mergers, consolidations or sales of assets, we agreed to do or cause to be done all things necessary to preserve and keep our corporate existence, rights and franchises in full force and effect. We are not, however, required to preserve any right or franchise if we determine that its preservation is no longer desirable in the conduct of our business and that the loss is not disadvantageous in any material respect to the holders of debt securities.

Maintenance of Properties.  We agreed to maintain and keep in good condition all of our material properties used or useful in the conduct of our business. This does not, however, preclude us from disposing of our properties in the ordinary course of business.

Insurance.  We agreed to maintain with insurers of recognized responsibility insurance concerning our properties against such casualties and contingencies and of such types and in such amounts as is customary for the same or similar businesses.

Payment of Taxes and Other Claims.  We agreed to pay or discharge before they become delinquent all taxes and other governmental charges levied or imposed on us and all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property. We are not, however, required to pay or discharge any such charge whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

Provision of Financial Information.  We agreed, whether or not we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, to prepare the annual reports, quarterly reports and other documents that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 within 15 days of each of the respective required filing dates and to:

•	transmit by mail to all holders of debt securities, as their names and addresses appear in the security register, copies of such annual reports, quarterly reports and other documents;

•	file with the trustee copies of such annual reports, quarterly reports and other documents; and

•	promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder.

Events of Default, Notice and Waiver

Events of default under the indenture for any series of debt securities include the following:

•	failure for 30 days to pay interest on any debt securities of that series;

•	failure to pay principal or premium, if any, of any debt securities of that series;

•	default in the performance or breach of any of our covenants contained in the indenture, other than a covenant added to the indenture solely for the benefit of a series of debt securities other than that series, which continues for 60 days after written notice as provided in the indenture;

•	default under any other of our debt instruments with an aggregate principal amount outstanding of at least $10,000,000;

•	entry by a court of competent jurisdiction of one or more judgments, orders or decrees against us in an aggregate amount, excluding amounts covered by insurance, over $10,000,000 and these judgments, orders or decrees remain undischarged for a period of 30 consecutive days; or

•	specified events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee.

If an event of default occurs and continues, the trustee and the holders of not less than 25% of the series may declare the principal amount of all of the debt securities of that series to be immediately due and payable.

The rights of holders of a series to commence an action for any remedy is subject to a number of conditions, including the requirement that the holders of 25% of that series request that the trustee take action and offer a reasonable indemnity to the trustee against its liabilities incurred in doing so. This provision will not, however, prevent any holder from instituting suit for the enforcement of payment.

Subject to provisions in the indenture relating to the trustee’s duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder unless the holder has offered to the trustee reasonable security or indemnity. However, the trustee may refuse to follow any direction that is in conflict with any law or the indenture, that may involve the trustee in personal liability or that may be unduly prejudicial to holders.

Modification of the Indenture

We must obtain the consent of holders of at least a majority in principal amount of all outstanding debt securities affected by a change to the indenture. The consent of holders of at least a majority in principal amount of each series of outstanding debt securities is required to waive compliance by us with some of the covenants in the indenture. We must obtain the consent of each holder affected by a change to extend the maturity; reduce the principal, redemption premium or interest rate; change the place of payment, or the coin or currency, for payment; limit the right to sue for payment; reduce the level of consents needed to approve a change to the indenture; or modify any of the foregoing provisions or any of the provisions relating to the waiver of some past defaults or covenants, except to increase the required level of consents needed to approve a change to the indenture.

Defeasance

We may defease the debt securities of a series, which means that we would satisfy our duties under that series before maturity. We may do so by depositing with the trustee, in trust for the benefit of the holders, sufficient funds to pay the entire indebtedness on that series, including principal, premium, if any, and interest. Some other conditions must be met before we may do so. We must also deliver an opinion of counsel to the effect that the holders of that series will have no federal income tax consequences as a result of that deposit.

Conversion

Debt securities may be convertible into or exchangeable for common stock, preferred stock or debt securities of another series. The supplement will describe the terms of any conversion rights. To protect our status as a REIT, debt securities are not convertible if, as a result of a conversion, any person would then be deemed to own, directly or indirectly, more than 9.8% of our shares of capital stock.

Subordination

The terms and conditions of any subordination of subordinated debt securities to other of our indebtedness will be described in the supplement. The terms will include a description of the indebtedness ranking senior to the subordinated debt securities, the restrictions on payments to the holders of subordinated debt securities while a default exists with respect to senior indebtedness, any restrictions on payments to the holders of the subordinated debt securities following an event of default and provisions requiring holders of the subordinated debt securities to remit payments to holders of senior indebtedness.

Because of the subordination, if we become insolvent, holders of subordinated debt securities may recover less, ratably, than other of our creditors, including holders of senior indebtedness.

Limitations on Incurrence of Debt

The indenture imposes the following limitations on our ability to incur debt if provided with respect to any series of debt securities.

The indenture imposes the following limitations on our ability to incur debt if provided with respect to any series of debt securities.

We will not incur debt if as a result the aggregate principal amount of all our outstanding debt would exceed 65% of the sum of our total assets as of the end of the last fiscal quarter and the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds we receive, to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce debt, since the end of that quarter, including those proceeds obtained in connection with the incurrence of this additional debt.

We will not incur debt secured by any mortgage, lien, charge, pledge or security interest of any kind (“Lien”) on any of our properties if as a result the aggregate principal amount of all of our outstanding debt that is secured by any Lien on our property would exceed 55% of the sum of our total assets as of the end of our last fiscal quarter and the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received, to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce debt, since the end of that quarter, including those proceeds obtained in connection with the incurrence of this additional debt.

We will not at any time own unencumbered assets equal to less than 150% of the aggregate outstanding principal amount of unsecured debt.

We will not incur debt if the ratio of Consolidated Income Available for Debt Service (as defined in the indenture) to the Annual Service Charge (as defined in the indenture) for the four consecutive fiscal quarters most recently ended prior to the date on which this additional debt is to be incurred will have been less than 1.5:1, on a pro forma basis and calculated as described in the indenture.

Merger, Consolidation and Sale of Assets

We cannot consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other corporation unless:

•	we will be the surviving entity; or

•	the successor corporation, if other than us, expressly assumes all of our obligations under the debt securities and the indenture, and immediately after that transaction no default under the indenture will occur and be continuing.

PLAN OF DISTRIBUTION

We may offer securities directly or through underwriters, dealers or agents. The supplement will identify those underwriters, dealers or agents and will describe the plan of distribution, including commissions to be paid. If we do not name a firm in the supplement, the firm may not directly or indirectly participate in any underwriting of those securities, although it may participate in the distribution of securities under circumstances entitling it to a dealer’s allowance or agent’s commission.

An underwriting agreement will entitle the underwriters to indemnification against specified civil liabilities under the federal securities laws and other laws. The underwriters’ obligations to purchase securities will be subject to specified conditions and generally will require them to purchase all of the securities if any are purchased.

Unless otherwise noted in the supplement, the securities will be offered by the underwriters, if any, when, as and if issued by us, delivered to and accepted by the underwriters and subject to their right to reject orders in whole or in part.

We may sell securities to dealers, as principals. Those dealers then may resell the securities to the public at varying prices set by those dealers from time to time.

We may also offer securities through agents. Agents generally act on a “best efforts” basis during their appointment, meaning that they are not obligated to purchase securities.

Dealers and agents may be entitled to indemnification as underwriters by us against some liabilities under the federal securities laws and other laws.

We or the underwriters or the agent may solicit offers by institutions approved by us to purchase securities under contracts providing for further payment. Permitted institutions include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. Certain conditions apply to those purchases.

An underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions permit bidders to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. The underwriters may engage in any activities on any exchange or other market in which the securities may be traded. If commenced, the underwriters may discontinue those activities at any time.

The supplement or pricing supplement, as applicable, will set forth the anticipated delivery date of the securities being sold at that time.

Underwriters and agents in any distribution contemplated hereby, including but not limited to at-the-market equity offerings, may from time to time include Cantor Fitzgerald & Co. Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on the New York Stock Exchange, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange. At-the-market offerings may not exceed 10% of the aggregate market value of our outstanding voting securities held by non-affiliates on a date within 60 days prior to the filing of the registration statement of which this prospectus is a part. Any shares not sold in an at-the-market offering will remain available for issuance and sale under this prospectus.

In no event will the compensation to be paid to NASD members in connection with an offering hereunder exceed 10% of the proceeds thereof.

RATIO OF EARNINGS TO FIXED CHARGES

For the periods presented below, our earnings were inadequate to cover fixed charges. Accordingly, we have reported the deficiency (in thousands).

	Six Months
	Ended
	June 30,	Year Ended December 31,
	2005	2004		2003	2002	2001	2000

Coverage deficiency	$(253)	$(4,445	)(1)	$(1,526)	$(3,394)	$(4,031)	$(2,630)

(1)	We commenced operations as a fully integrated real estate investment trust effective with the completion of our initial public offering on August 17, 2004. We were formed to succeed certain businesses of our predecessors, which were not a legal entity but rather a combination of real estate entities under common ownership and voting control collectively doing business as American Campus Communities, L.L.C. and Affiliated Student Housing Properties.

FEDERAL INCOME TAX CONSIDERATIONS AND CONSEQUENCES OF YOUR INVESTMENT

The following discussion summarizes our taxation and the material Federal income tax consequences associated with an investment in our securities. The tax treatment of security holders will vary depending upon the holder’s particular situation, and this discussion addresses only holders that hold securities as a capital asset and does not deal with all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances. This section also does not deal with all aspects of taxation that may be relevant to certain types of holders to which special provisions of the Federal income tax laws apply, including:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	banks and other financial institutions;

•	tax-exempt organizations (except to the limited extent discussed in “— Taxation of Tax-Exempt Stockholders”);

•	certain insurance companies;

•	persons liable for the alternative minimum tax;

•	persons that hold securities as a hedge against interest rate or currency risks or as part of a straddle or conversion transaction;

•	non-U.S. individuals and foreign corporations (except to the limited extent discussed in “— Taxation of Non-U.S. Holders”); and

•	holders whose functional currency is not the U.S. dollar.

The statements in this section are based on the Internal Revenue Code, or the Code, its legislative history, current and proposed regulations under the Code, published rulings and court decisions. This summary describes the provisions of these sources of law only as they are currently in effect. All of these sources of law may change at any time, and any change in the law may apply retroactively. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

This section is not a substitute for careful tax planning. We urge you to consult your tax advisor regarding the specific tax consequences to you of ownership of our securities and of our election to be taxed as a REIT. Specifically, you should consult your tax advisor regarding the federal, state, local, foreign, and other tax consequences to you regarding the purchase, ownership and sale of our securities. You should also consult with your tax advisor regarding the impact of potential changes in the applicable tax laws.

Taxation of Our Company

We have elected to be taxed as a REIT under Sections 856 through 860 of Code, commencing with our taxable year ended December 31, 2004.

Locke Liddell & Sapp LLP has provided us an opinion that we have been organized and, for the taxable year ended December 31, 2004, we have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our current manner of organization and proposed method of operation will enable us to continue to satisfy the requirements for qualification and taxation as a REIT under the Code in the future. You should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service or any court. In providing its opinion, Locke Liddell & Sapp LLP is relying, as to certain factual matters, upon the statements and representations contained in certificates provided to Locke Liddell & Sapp LLP by us.

Our qualification as a REIT will depend upon our continuing satisfaction of the requirements of the Code relating to qualification for REIT status. Some of these requirements depend upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. Accordingly, while we intend to continue to qualify to be taxed as a REIT, the actual results of our operations for any particular year might not satisfy these requirements. Locke Liddell & Sapp LLP will not monitor our compliance with the requirements for REIT qualification on an ongoing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT. See “— Failure to Qualify as a REIT” below.

The sections of the Code relating to qualification and operation as a REIT, and the federal income taxation of a REIT and its stockholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related rules and regulations.

As a REIT, we generally are not subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning shares in a corporation. Our distributions, however, will generally not be eligible for (i) the lower rate of tax applicable to dividends received by an individual from a “C corporation” (as defined below) or (ii) the corporate dividends received deduction. Further, we will be subject to federal tax in the following circumstances:

•	First, we will have to pay tax at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

•	Second, under certain circumstances, we may have to pay the alternative minimum tax on items of tax preference.

•	Third, if we have (a) net income from the sale or other disposition of “foreclosure property,” as defined in the Code, which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, we will have to pay tax at the highest corporate rate on that income.

•	Fourth, if we have net income from “prohibited transactions,” as defined in the Code, we will have to pay a 100% tax on that income. Prohibited transactions are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We do not intend to engage in prohibited transactions. We cannot assure you, however, that we will only make sales that satisfy the requirements of the safe harbors or that the IRS will not successfully assert that one or more of such sales are prohibited transactions.

•	Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below under “— Requirements for Qualification,” but we have nonetheless maintained our qualification as a REIT because we have satisfied other requirements necessary to maintain REIT qualification, we will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of our gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of our gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect our profitability.

•	Sixth, beginning in the 2005 taxable year, if we fail, in more than a de minimis fashion, to satisfy one or more of the asset tests under the REIT provisions of the Code for any quarter of a taxable year, but nonetheless continue to qualify as a REIT because we qualify under certain relief provisions, we will likely be required to pay a tax of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test.

•	Seventh, beginning in the 2005 taxable year, if we fail to satisfy one or more of the requirements for REIT qualification under the REIT provisions of the Code (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements.

•	Eighth, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our real estate investment trust ordinary income for that year, (2) 95% of our real estate investment trust capital gain net income for that year and (3) any undistributed taxable income from prior periods, we would have to pay a 4% excise tax on the excess of that required dividend over the amounts actually distributed.

•	Ninth, if we acquire any appreciated asset from a C corporation in certain transactions in which we must adopt the basis of the asset or any other property in the hands of the C corporation as our basis of the asset in our hands, and we recognize gain on the disposition of that asset during the 10-year period beginning on the date on which we acquired that asset, then we will have to pay tax on the built-in gain at the highest regular corporate rate. In general, a “C corporation” means a corporation that has to pay full corporate-level tax.

•	Tenth, if we receive non-arm’s length income from one of our taxable REIT subsidiaries (as defined under “— Requirements for Qualification”), we will be subject to a 100% tax on the amount of our non-arm’s-length income.

Requirements for Qualification

To qualify as a REIT, we must elect to be treated as a REIT, and we must meet various (a) organizational requirements, (b) gross income tests, (c) asset tests, and (d) annual dividend requirements.

Organizational Requirements

The Code defines a REIT as a corporation, trust or association:

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	that would otherwise be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

•	that is neither a financial institution nor an insurance company to which certain provisions of the Code apply;

•	the beneficial ownership of which is held by 100 or more persons;

•	during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, as defined in the Code to also include certain entities; and

•	which meets certain other tests, described below, regarding the nature of its income and assets.

The Code provides that the conditions described in the first through fourth bullet points above must be met during the entire taxable year and that the condition described in the fifth bullet point above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

We expect that we will satisfy the conditions described in the first through fifth bullet points of the preceding paragraph and believe that we will also satisfy the condition described in the sixth bullet point of the preceding paragraph. In addition, our charter provides for restrictions regarding the ownership and transfer of our capital stock. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in the fifth and sixth bullet points of the preceding paragraph. The ownership and transfer restrictions pertaining to the stock are described earlier in this prospectus under the heading “Description of Capital Stock — Restrictions on Transfer.”

For purposes of determining share ownership under the sixth bullet point, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of the sixth bullet point.

A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

An unincorporated domestic entity, such as a limited liability company, that has a single owner, generally is not treated as an entity separate from its owner for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests.

If, as in our case, a REIT is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate capital share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that capital share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets, liabilities and items of income of American Campus Communities Operating Partnership LP, or our “Operating Partnership,” which is our principal asset, will be treated as our assets, liabilities and items of income for purposes of applying the requirements described in this section. In addition, actions taken by our Operating Partnership or any other entity that is either a disregarded entity (including a qualified REIT subsidiary) or partnership in which we own an interest, either directly or through one or more tiers of disregarded entities (including qualified REIT subsidiaries) or partnerships such as our Operating Partnership, can affect our ability to satisfy the REIT income and assets tests and the determination of whether we have net income from prohibited transactions. Accordingly, for purposes of this discussion, when we discuss our actions, income or assets we intend that to include the actions, income or assets of our Operating Partnership or any entity that is either a disregarded entity (including a qualified REIT subsidiary) or partnership for U.S. Federal income tax purposes in which we maintain an interest through multiple tiers of disregarded entities (including qualified REIT subsidiaries) or partnerships.

Taxable REIT Subsidiaries

A taxable REIT subsidiary, or a “TRS” is any corporation in which a REIT directly or indirectly owns stock, provided that the REIT and that corporation make a joint election to treat that corporation as a taxable REIT subsidiary. The election can be revoked at any time as long as the REIT and the TRS revoke such election jointly. In addition, if a TRS holds directly or indirectly, more than 35% of the securities of any other corporation (by vote or by value), then that other corporation is also treated as a TRS. A corporation can be a TRS with respect to more than one REIT. We have made a TRS election for American Campus Communities Services, Inc., our taxable REIT subsidiary.

A TRS is subject to Federal income tax at regular corporate rates (maximum rate of 35%), and may also be subject to state and local taxation. Any dividends paid or deemed paid by any one of our taxable REIT subsidiaries will also be subject to tax, either (i) to us if we do not pay the dividends received to our stockholders as dividends, or (ii) to our stockholders if we do pay out the dividends received to our stockholders. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the parent REIT’s tenants that are not conducted on an arm’s-length basis. We may hold more than 10% of the stock of a TRS without jeopardizing our qualification as a REIT notwithstanding the rule described below under “— Asset Tests” that generally precludes ownership of more than 10% (by vote or value) of any issuer’s securities. However, as noted below, in order for us to qualify as a REIT, the securities of all of the taxable REIT subsidiaries in which we have invested either directly or indirectly may not represent more than 20% of the total value of our assets. We expect that the aggregate value of all of our interests in taxable REIT subsidiaries will represent less than 20% of the total value of our assets, and will, to the extent necessary, limit the activities of the Services Company or take other actions necessary to satisfy the 20% value limit. We cannot, however, assure that we will always satisfy the 20% value limit or that the IRS will agree with the value we assign to the Services Company and any other TRS in which we own an interest.

A TRS is not permitted to directly or indirectly operate or manage a “lodging facility.” A “lodging facility” is defined as a “hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis.” We believe that our Services Company will not be considered to operate or manage a lodging facility. Although the Services Company is expected to lease certain of our student housing properties on a short term basis during the summer months and occasionally during other times of the year, we believe that such limited short term leasing will not cause the Services Company to be considered to directly or indirectly operate or manage a lodging facility. Our belief in this regard is based in part on Treasury Regulations interpreting similar language applicable to other provisions of the Code. Treasury Regulations or other guidance specifically adopted for purposes of the TRS provisions might take a different approach, and, even absent such guidance, the IRS might take a contrary view. In such an event, we might be forced to change our method of operating the Services Company, which could adversely affect us, or could cause the Services Company to fail to qualify as a TRS, in which event we would likely fail to qualify as a REIT.

We may engage in activities indirectly though a TRS as necessary or convenient to avoid receiving the benefit of income or services that would jeopardize our REIT status if we engaged in the activities directly. In particular, we would likely engage in activities through a TRS for providing services that are non-customary and services to unrelated parties (such as our third party development and management services) that might produce income that does not qualify under the gross income tests described below. We might also hold certain properties in the Services Company, such as our interest in certain of the leasehold properties if we determine that the ownership structure of such properties may produce income that would not qualify for purposes of the REIT income tests described below.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT.

First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our shares of beneficial interest or a public offering of our debt with a maturity date of at least five years and that we receive during the one year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities or any combination of these.

Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property.  Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages: (a) are fixed at the time the leases are entered into, (b) are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits, and (c) conform with normal business practice.

More generally, the rent will not qualify as “rents from real property” if, considering the relevant lease and all of the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. We intend to set and accept rents which are fixed dollar amounts, and not to any extent by reference to any person’s income or profits, in compliance with the rules above.

•	Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee, referred to as a related party tenant, other than a TRS. The constructive ownership rules generally provide that, if 10% or more in value of our shares is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person.

We do not own any stock or any assets or net profits of any lessee directly, except that we may lease office or other space to our TRS or another taxable REIT subsidiary. We believe that each of the leases will conform with normal business practice, contain arm’s-length terms and that the rent payable under those leases will be treated as rents from real property for purposes of the 75% and 95% gross income tests. However, there can be no assurance that the IRS will not successfully assert a contrary position or that a change in circumstances will not cause a portion of the rent payable under the leases to fail to qualify as “rents from real property.” If such failures were in sufficient amounts, we might not be able to satisfy either of the 75% or 95% gross income tests and could lose our REIT status. In addition, if the IRS successfully reapportions or reallocates items of income, deduction, and credit among and between us and our TRS under the leases or any intercompany transaction because it determines that doing so is necessary to prevent the evasion of taxes or to clearly reflect income, we could be subject to a 100% excise tax on those amounts. As described above, we may own one or more taxable REIT subsidiaries. Under an exception to the related-party tenant rule described in the preceding paragraph, rent that we receive from a taxable REIT subsidiary will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. If we receive rent from a TRS, we will seek to comply with this exception. Whether rents paid by our TRS are substantially comparable to rents paid by our other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a controlled TRS is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS.

•	Third, the rent attributable to the personal property leased in connection with a lease of real property must not be greater than 15% of the total rent received under the lease.

The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each of our leases, we believe that the personal property ratio generally is less than 15%. Where that is not, or may in the future not be, the case, we believe that any income attributable to personal property will not jeopardize our ability to qualify as a REIT.

•	Fourth, we cannot furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the stock of one or more taxable REIT subsidiaries, which may provide noncustomary services to our tenants without tainting our rents from the related properties.

We do not intend to perform any services other than customary ones for our lessees, other than services provided through independent contractors or taxable REIT subsidiaries. If a portion of the rent we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. If rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we could lose our REIT status. By contrast, in the following circumstances, none of the rent from a lease of property would qualify as “rents from real property”: (1) the rent is considered based on the income or profits of the lessee; (2) the lessee is a related party tenant or fails to qualify for the exception to the related-party tenant rule for qualifying taxable REIT subsidiaries; or (3) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a TRS and our income from the services exceeds 1% of our income from the related property.

Tenants may be required to pay, besides base rent, reimbursements for certain amounts we are obligated to pay to third parties (such as utility and telephone companies), penalties for nonpayment or late payment of rent, lease application or administrative fees. These and other similar payments should qualify as “rents from real property.”

Interest.  The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, in the case of a shared appreciation mortgage, any additional interest received on a sale of the secured property will be treated as gain from the sale of the secured property.

Prohibited Transactions.  A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We do not have any current intention to sell any of our properties. Even if we do sell any of our properties, we believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe- harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction.

Foreclosure Property.  We will be subject to tax at the maximum corporate rate on certain income from foreclosure property. We do not own any foreclosure properties and do not expect to own any foreclosure properties in the future. This would only change in the future if we were to make loans to third parties secured by real property.

Hedging Transactions.  From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. For 2004, any periodic income or gain from the disposition of any financial instrument for these or similar transactions to hedge indebtedness we incur to acquire or carry “real estate assets” should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Beginning in 2005, income from certain hedging transactions, clearly identified as such, is not included in our gross income for purposes of the 95% gross income test. Since the financial markets continually introduce new and innovative instruments related to risk-sharing or trading, it is not entirely clear which such instruments will generate income which will be considered qualifying income for purposes of the gross income tests. We intend to structure any hedging or similar transactions so as not to jeopardize our status as a REIT.

  Failure to Satisfy Gross Income Tests

Beginning in 2005, if we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet the income tests was due to reasonable cause and not due to willful neglect; and

•	we file a description of each item of our gross income in accordance with applicable Treasury Regulations.

We cannot with certainty predict whether any failure to meet these tests will qualify for the relief provisions. As discussed above in “— Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

  Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year:

•	First, at least 75% of the value of our total assets must consist of: (a) cash or cash items, including certain receivables, (b) government securities, (c) interests in real property, including leaseholds and options to acquire real property and leaseholds, (d) interests in mortgages on real property, (e) stock in other REITs, and (f) investments in stock or debt instruments during the one year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five year term;

•	Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets;

•	Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities;

•	Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries; and

•	Fifth, no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. For purposes of the 10% value test, the term “securities” generally does not include debt securities issued by a partnership to the extent of our interest as a partner of the partnership or if at least 75% of the partnership’s gross income (excluding income from prohibited transactions) is qualifying income for purposes of the 75% gross income test. In addition, “straight debt” and certain other instruments are not treated as “securities” for purposes of the 10% value test.

  Failure to Satisfy the Asset Tests

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Beginning in the 2005 taxable year, if we fail to satisfy one or more of the asset tests for any quarter of a taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Code. These relief provisions generally will be available for failures of the 5% asset test and the 10% asset tests if (i) the failure is due to the ownership of assets that do not exceed the lesser of 1% of our total assets or $10 million, and the failure is corrected within 6 months following the quarter in which it was discovered, or (ii) the failure is due to ownership of assets that exceed the amount in (i) above, the failure is due to reasonable cause and not due to willful neglect, we file a schedule with a description of each asset causing the failure in accordance with Treasury Regulations, the failure is corrected within 6 months following the quarter in which it was discovered, and we pay a tax consisting of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test. We may not qualify for the relief provisions in all circumstances.

  Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gains, to our stockholders in an aggregate amount not less than: the sum of (a) 90% of our “REIT taxable income,” computed without regard to the dividends-paid deduction or our net capital gain or loss, and (b) 90% of our after-tax net income, if any, from foreclosure property, minus the sum of certain items of non-cash income.

We must pay such dividends in the taxable year to which they relate, or in the following taxable year if we declare the dividend before we timely file our federal income tax return for the year and pay the dividend on or before the first regular dividend payment date after such declaration.

To the extent that we do not distribute all of our net capital gains or distribute at least 90%, but less than 100%, of our real estate investment trust taxable income, as adjusted, we will have to pay tax on those amounts at regular ordinary and capital gains corporate tax rates. Furthermore, if we fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for that year, (b) 95% of our capital gain net income for that year, and (c) any undistributed taxable income from prior periods, we would have to pay a 4% nondeductible excise tax on the excess of the required dividend over the amounts actually distributed.

We may elect to retain and pay income tax on the net long-term capital gains we receive in a taxable year. See “— Taxation of Taxable U.S. Holders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We intend to make timely dividends sufficient to satisfy the annual dividend requirements and to avoid corporate income tax and the 4% excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gains attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred stock or pay dividends in the form of taxable stock dividends.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirements for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest based upon the amount of any deduction we take for deficiency dividends.

  Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid paying a penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of the outstanding shares of common stock. We have complied and intend to continue to comply with these requirements.

  Accounting Period

In order to elect to be taxed as a REIT, we must use a calendar year accounting period. We use the calendar year as our accounting period for federal income tax purposes for each and every year we intend to operate as a REIT.

  Failure to Qualify as a REIT

If we failed to qualify as a REIT in any taxable year and no relief provision applied, we would have the following consequences. We would be subject to federal income tax and any applicable alternative minimum tax at rates applicable to regular C corporations on our taxable income, determined without reduction for amounts distributed to stockholders. We would not be required to make any distributions to stockholders, and any dividends to stockholders would be taxable as ordinary income to the extent of our current and accumulated earnings and profits (which may be subject to tax at preferential rates to individual stockholders). Corporate stockholders could be eligible for a dividends-received deduction if certain conditions are satisfied. Unless we qualified for relief under specific statutory provisions, we would not be permitted to elect taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We might not be entitled to the statutory relief described in this paragraph in all circumstances.

  Relief From Certain Failures of the REIT Qualification Provisions

Beginning in the 2005 taxable year, if we fail to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements. We may not qualify for this relief provision in all circumstances.

Taxation of Taxable U.S. Holders

As used in this section, the term “U.S. holder” means a holder of securities who, for United States Federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States Federal income taxation regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust.

As long as we qualify as a REIT, distributions made by us out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to our taxable U.S. holders as ordinary income. Individuals receiving “qualified dividends” from domestic and certain qualifying foreign subchapter C corporations may be entitled to lower rates on dividends (at rates applicable to long-term capital gains, currently at a maximum rate of 15%) provided certain holding period requirements are met. However, individuals receiving dividend distributions from us, a REIT, will generally not be eligible for the recent lower rates on dividends except with respect to the portion of any distribution which (a) represents dividends being passed through to us from a corporation in which we own shares (but only if such dividends would be eligible for the recent lower rates on dividends if paid by the corporation to its individual stockholders), including dividends from our TRS, (b) is equal to our REIT taxable income (taking into account the dividends paid deduction available to us) less any taxes paid by us on these items during our previous taxable year, or (c) are attributable to built-in gains realized and recognized by us from disposition of properties acquired by us in non-recognition transaction, less any taxes paid by us on these items during our previous taxable year. The lower rates will apply only to the extent we designate a distribution as qualified dividend income in a written notice to you. Individual taxable U.S. holders should consult their own tax advisors to determine the impact of these provisions. Dividends of this kind will not be eligible for the dividends received deduction in the case of taxable U.S. holders that are corporations. Dividends made by us that we properly designate as capital gain dividends will be taxable to taxable U.S. holders as gain from the sale of a capital asset held for more than one year, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which a taxable U.S. holders has held its common stock. Thus, with certain limitations, capital gain dividends received by an individual taxable U.S. holders may be eligible for preferential rates of taxation. Taxable U.S. holders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

To the extent that we pay dividends, not designated as capital gain dividends, in excess of our current and accumulated earnings and profits, these dividends will be treated first as a tax-free return of capital to each taxable U.S. holder. Thus, these dividends will reduce the adjusted basis which the taxable U.S. holder has in our stock for tax purposes by the amount of the dividend, but not below zero. Dividends in excess of a taxable U.S. holder’s adjusted basis in its common stock will be taxable as capital gains, provided that the stock has been held as a capital asset.

Dividends authorized by us in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided that we actually pay the dividend in January of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

We may elect to retain, rather than distribute, all or a portion of our net long-term capital gains and pay the tax on such gains. If we make such an election, we will designate amounts as undistributed capital gains in respect of your shares or beneficial interests by written notice to you which we will mail out to you with our annual report or at any time within 60 days after December 31 of any year. When we make such an election, taxable U.S. holders holding common stock at the close of our taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of our taxable year falls, the amount that we designate in a written notice mailed to our stockholders. We may not designate amounts in excess of our undistributed net capital gain for the taxable year. Each taxable U.S. holder required to include the designated amount in determining the holder’s long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by us in respect of the undistributed net capital gains. Taxable U.S. holders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax they are deemed to have paid. Taxable U.S. holders will increase their basis in their stock by the difference between the amount of the includible gains and the tax deemed paid by the stockholder in respect of these gains.

Dividends made by us and gain arising from a taxable U.S. holder’s sale or exchange of our stock will not be treated as passive activity income. As a result, taxable U.S. holders generally will not be able to apply any passive losses against that income or gain.

When a taxable U.S. holder sells or otherwise disposes of our securities, the holder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition, and (b) the holder’s adjusted basis in the security for tax purposes. This gain or loss will be capital gain or loss if the U.S. holder has held the security as a capital asset. The gain or loss will be long-term gain or loss if the U.S. holder has held the security for more than one year. Long-term capital gains of an individual taxable U.S. holder is generally taxed at preferential rates. The highest marginal individual income tax rate is currently 35%. The maximum tax rate on long-term capital gains applicable to individuals is 15% for sales and exchanges of assets held for more than one year and occurring after May 6, 2003 through December 31, 2008. The maximum tax rate on long-term capital gains from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). We generally may designate whether a distribution we designate as capital gain dividends (and any retained capital gain that we are deemed to distribute) is taxable to non-corporate holders at a 15% or 25% rate. The characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum of $3,000 annually. A non-corporate taxpayer may carry unused capital losses forward indefinitely. A corporate taxpayer must pay tax on its net capital gains at corporate ordinary-income rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses carried back three years and forward five years. In general, any loss recognized by a taxable U.S. holder when the holder sells or otherwise disposes of our securities that the holder has held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of dividends received by the holder from us which were required to be treated as long-term capital gains.

  Information Reporting Requirements and Backup Withholding

We will report to our holders of our debt securities and stock and to the Internal Revenue Service the amount of interest or dividends we pay during each calendar year and the amount of tax we withhold, if any.

A holder may be subject to backup withholding at a rate of 28% with respect to interest or dividends unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A holder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the holder’s income tax liability. In addition, we may be required to withhold a portion of capital gain dividends to any holders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. holders, see “— Taxation of Non-U.S. Holders.”

  Taxation of Tax-Exempt Holders

Amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income when received by a tax-exempt entity. Provided that a tax-exempt holder is not one of the types of entity described in the next paragraph and has not held its stock as “debt financed property” within the meaning of the Code, and the stock is not otherwise used in a trade or business, the dividend income from the stock will not be unrelated business taxable income to a tax-exempt stockholder. Similarly, income from the sale of stock will not constitute unrelated business taxable income unless the tax-exempt holder has held the stock as “debt financed property” within the meaning of the Code or has used the stock in a trade or business.

Income from an investment in our securities will constitute unrelated business taxable income for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from Federal income taxation under the applicable subsections of Section 501(c) of the Code, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its securities. Prospective investors of the types described in the preceding sentence should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the foregoing, however, a portion of the dividends paid by a “pension-held REIT” will be treated as unrelated business taxable income to any trust which:

•	is described in Section 401(a) of the Code;

•	is tax-exempt under Section 501(a) of the Code; and

•	holds more than 10% (by value) of the equity interests in the REIT.

Tax-exempt pension, profit-sharing and stock bonus funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts.” A REIT is a “pension-held REIT” if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

•	either (a) at least one qualified trust holds more than 25% by value of the interests in the REIT or (b) one or more qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income to a qualifying trust is equal to the ratio of (a) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income, to (b) the total gross income of the REIT, less direct expenses related to the total gross income. A de minimis exception applies where this percentage is less than 5% for any year. We do not expect to be classified as a pension-held REIT, but this cannot be guaranteed.

The rules described above in “— Taxation of Taxable U.S. Holders” concerning the inclusion of our designated undistributed net capital gains in the income of our stockholders will apply to tax-exempt entities. Thus, tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.

Taxation of Non-U.S. Holders

The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. holders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of common stock, including any reporting requirements.

Ordinary Dividends.  Dividends, other than dividends that are treated as attributable to gain from sales or exchanges by us of U.S. real property interests, as discussed below, and other than dividends designated by us as capital gain dividends, will be treated as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the dividend will ordinarily apply to dividends of this kind to non-U.S. holders, unless an applicable income tax treaty reduces that tax. However, if income from an investment in our stock is treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business or is attributable to a permanent establishment that the non-U.S. holder maintains in the United States (if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. holder to U.S. taxation on a net income basis), tax at graduated rates will generally apply to the non-U.S. holder in the same manner as U.S. holders are taxed with respect to dividends, and the 30% branch profits tax may also apply if the stockholder is a foreign corporation. We expect to withhold U.S. tax at the rate of 30% on the gross amount of any dividends, other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends, paid to a non-U.S. holder, unless (a) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate (ordinarily, IRS Form W-8 BEN) is filed with us or the appropriate withholding agent or (b) the non-U.S. holders files an IRS Form W-8 ECI or a successor form with us or the appropriate withholding agent claiming that the dividends are effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business.

Dividends to a non-U.S. holder that are designated by us at the time of dividend as capital gain dividends which are not attributable to or treated as attributable to the disposition by us of a U.S. real property interest generally will not be subject to U.S. Federal income taxation, except as described below.

Return of Capital.  Distributions in excess of our current and accumulated earnings and profits, which are not treated as attributable to the gain from our disposition of a U.S. real property interest, will not be taxable to a non-U.S. holder to the extent that they do not exceed the adjusted basis of the non-U.S. holder’s stock. Distributions of this kind will instead reduce the adjusted basis of the stock. To the extent that distributions of this kind exceed the adjusted basis of a non-U.S. holder’s common stock, they will give rise to tax liability if the non-U.S. holder otherwise would have to pay tax on any gain from the sale or disposition of its common stock, as described below. If it cannot be determined at the time a distribution is made whether the distribution will be in excess of current and accumulated earnings and profits, withholding will apply to the distribution at the rate applicable to dividends. However, the non-U.S. holder may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution was, in fact, in excess of our current accumulated earnings and profits.

Capital Gain Dividends.  For any year in which we qualify as a REIT, dividends that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a non-U.S. holder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended. Under this statute, these dividends are taxed to a non-U.S. holder as if the gain were effectively connected with a U.S. business. Thus, non-U.S. holders will be taxed on the dividends at the normal capital gain rates applicable to U.S. holders, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of non-U.S. holders that are individuals. Beginning in our 2005 taxable year, the above rules relating to distributions attributable to gains from our sales or exchanges of U.S. real property interests (or such gains that are retained and deemed to be distributed) will not apply with respect to a non-U.S. holder that does not own more than 5% of our common stock at any time during the taxable year, provided our common stock is “regularly traded” on an established securities market in the United States. We are required by applicable Treasury Regulations under the Foreign Investment in Real Property Tax Act of 1980, as amended, to withhold 35% of any distribution that we could designate as a capital gains dividend. However, if we designate as a capital gain dividend a distribution made before the day we actually effect the designation, then although the distribution may be taxable to a non-U.S. holder, withholding does not apply to the distribution under this statute. Rather, we must effect the 35% withholding from distributions made on and after the date of the designation, until the distributions so withheld equal the amount of the prior distribution designated as a capital gain dividend. The non-U.S. holder may credit the amount withheld against its U.S. tax liability.

Sale of Common Stock.  Gain recognized by a non-U.S. holder upon a sale or exchange of our common stock generally will not be taxed under the Foreign Investment in Real Property Tax Act if we are a “domestically controlled REIT,” defined generally as a REIT, less than 50% in value of whose stock is and was held directly or indirectly by foreign persons at all times during a specified testing period. We believe that we will be a domestically controlled REIT, and, therefore, that taxation under this statute generally will not apply to the sale of our common stock, however, because our stock is publicly traded, no assurance can be given that the we will qualify as a domestically controlled REIT at any time in the future. Gain to which this statute does not apply will be taxable to a non-U.S. holder if investment in the common stock is treated as effectively connected with the non-U.S. holder’s U.S. trade or business or is attributable to a permanent establishment that the non-U.S. holder maintains in the United States (if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. holders to U.S. taxation on a net income basis). In this case, the same treatment will apply to the non-U.S. holders as to U.S. holders with respect to the gain. In addition, gain to which the Foreign Investment in Real Property Tax Act does not apply will be taxable to a non-U.S. holder if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year to which the gain is attributable. In this case, a 30% tax will apply to the nonresident alien individual’s capital gains. A similar rule will apply to capital gain dividends to which this statute does not apply.

If we were not a domestically controlled REIT, tax under the Foreign Investment in Real Property Tax Act would apply to a non-U.S. holder’s sale of common stock only if the selling non-U.S. holders owned more than 5% of the class of common stock sold at any time during a specified period. This period is generally the shorter of the period that the non-U.S. holder owned the common stock sold or the five-year period ending on the date when the stockholder disposed of the common stock. If tax under this statute applies to the gain on the sale of common stock, the same treatment would apply to the non-U.S. holder as to U.S. holders with respect to the gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

  Backup Withholding and Information Reporting

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments;

•	the payment of the proceeds from the sale of common stock effected at a United States office of a broker, as long as the income associated with these payments is otherwise exempt from United States Federal income tax; and

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker: (a) a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or (b) other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury Regulations, or (c) you otherwise establish an exemption.

Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury Regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year: (a) one or more of its partners are “U.S. persons,” as defined in U.S. Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (b) such foreign partnership is engaged in the conduct of a United States trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

  Tax Aspects of Our Investments in Our Operating Partnership

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investment in our Operating Partnership and any subsidiary partnerships or limited liability companies we form or acquire, each individually referred to as a Partnership and, collectively, as Partnerships. The following discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

  Classification as Partnerships

We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership, rather than as a corporation or an association taxable as a corporation.

An organization with at least two owners or partners will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury Regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated business entity with at least two owners or partners may elect to be classified either as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership for federal income tax purposes.

We intend that each partnership we own an interest in will be classified as a partnership for federal income tax purposes (or else a disregarded entity where there are not at least two separate beneficial owners).

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or a substantial equivalent). A publicly traded partnership is generally treated as a corporation for federal income tax purposes, but will not be so treated for any taxable year for which at least 90% of the partnership’s gross income consists of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”). Treasury Regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors, known as the private placement exclusion, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. For the determination of the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership, and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation.

We expect that each partnership we own an interest in will qualify for the private placement exclusion, one of the other safe harbors from treatment as a publicly traded partnership, and/or will satisfy the 90% passive income exception.

Income Taxation of the Partnerships and Their Partners

We own 99.0% of the interests in our Operating Partnership and certain subsidiary partnerships. Entities that we own 100% of the interests in (directly or through other disregarded entities) will be treated as disregarded entities. In addition we may hold interests in partnership or LLCs that are not disregarded entities (the “Partnership” or “Partnerships”).

Partners, Not the Partnerships, Subject to Tax.  A Partnership is not a taxable entity for federal income tax purposes. We will therefore take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for each taxable year of the Partnership ending with or within our taxable year, even if we receive no distribution from the Partnership for that year or a distribution less than our share of taxable income. Similarly, even if we receive a distribution, it may not be taxable if the distribution does not exceed our adjusted tax basis in our interest in the Partnership.

Partnership Allocations.  Although a partnership agreement generally will determine the allocation of income and losses among partners, allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the Partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Sale of a Partnership’s Property.  Generally, any gain realized by a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Conversely, our share of any Partnership gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax. Income from a prohibited transaction may have an adverse effect on our ability to satisfy the gross income tests for REIT status. See “— Requirements for Qualification.” We do not presently intend to acquire or hold, or to allow any Partnership to acquire or hold, any property that is likely to be treated as inventory or property held primarily for sale to customers in the ordinary course of our, or the Partnership’s, trade or business.

  State and Local Taxes

We and/or our securityholders may be subject to taxation by various states and localities, including those in which we or a holder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, holders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in our securities.

Taxation of Debt Securities

Stated Interest and Market Discount.  Holders of debt securities will be required to include stated interest on the debt securities in gross income for federal income tax purposes in accordance with their methods of accounting for tax purposes. Purchasers of debt securities should be aware that the holding and disposition of debt securities may be affected by the market discount provisions of the Internal Revenue Code. These rules generally provide that if a holder of a debt security purchases it at a market discount and thereafter recognizes gain on a disposition of the debt security, including a gift or payment on maturity, the lesser of the gain or appreciation, in the case of a gift, and the portion of the market discount that accrued while the debt security was held by the holder will be treated as ordinary interest income at the time of the disposition. For this purpose, a purchase at a market discount includes a purchase after original issuance at a price below the debt security’s stated principal amount. The market discount rules also provide that a holder who acquires a debt security at a market discount and who does not elect to include the market discount in income on a current basis may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry the debt security until the holder disposes of the debt security in a taxable transaction.

A holder of a debt security acquired at a market discount may elect to include the market discount in income as the discount on the debt security accrues, either on a straight line basis, or, if elected, on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired by the holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Securities and Exchange Commission or the Internal Revenue Service. If a holder of a debt security elects to include market discount in income in accordance with the preceding sentence, the foregoing rules with respect to the recognition of ordinary income on a sale or particular other dispositions of such debt security and the deferral of interest deductions on indebtedness related to such debt security would not apply.

Amortizable Bond Premium.  Generally, if the tax basis of a debt security held as a capital asset exceeds the amount payable at maturity of the debt security, the excess may constitute amortizable bond premium that the holder may elect to amortize under the constant interest rate method and deduct the amortized premium over the period from the holder’s acquisition date to the debt security’s maturity date. A holder who elects to amortize bond premium must reduce the tax basis in the related debt security by the amount of the aggregate deductions allowable for amortizable bond premium.

The amortizable bond premium deduction is treated as an offset to interest income on the related security for federal income tax purposes. Each prospective purchaser is urged to consult its tax advisor as to the consequences of the treatment of this premium as an offset to interest income for federal income tax purposes.

Disposition.  In general, a holder of a debt security will recognize gain or loss upon the sale, exchange, redemption, payment upon maturity or other taxable disposition of the debt security. The gain or loss is measured by the difference between (a) the amount of cash and the fair market value of property received and (b) the holder’s tax basis in the debt security as increased by any market discount previously included in income by the holder and decreased by any amortizable bond premium deducted over the term of the debt security. However, the amount of cash and the fair market value of other property received excludes cash or other property attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income. Subject to the market discount and amortizable bond premium rules described above, any gain or loss will generally be long-term capital gain or loss, provided the debt security was a capital asset in the hands of the holder and had been held for more than one year.

LEGAL MATTERS

Unless otherwise noted in a supplement, Locke Liddell & Sapp LLP, Dallas, Texas, will pass on the legality of the securities offered through this prospectus.

EXPERTS

The consolidated and combined financial statements of American Campus Communities, Inc. and Subsidiaries and its predecessors at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and registration statement by reference from American Campus Communities, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their reports incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

4,500,000 Shares
American Campus Communities, Inc.
Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.
KeyBanc Capital Markets
Deutsche Bank Securities
JPMorgan
April  , 2008